Smart


11005978

tellabs® 2010 Annual Report



A smart new generation is transforming telecom.

Mainframe computers changed the 1960s. PCs reshaped the 1980s.

Smartphones and tablets will transform the generation ahead and put the power of a PC in your hand.

Smartphones generate 10 times more traffic than traditional mobile phones. So we expect mobile video and data traffic to grow 40-fold over the next few years.

Tellabs helps customers meet this challenge by adding more capacity and much more intelligence to mobile networks.

Smart networks strengthen our customers' business and improve the quality of everyone's mobile experience.

That's how Tellabs advances the smart mobile Internet.

CONTENTS

Soon, communications devices will outnumber humans

The number of Internet-connected devices has passed 5 billion worldwide — and most are mobile phones. In the next few years, the number of Internet devices will surpass Earth's population of 7 billion.

Fast-forward 10 years, and industry analysts foresee more than 22 billion devices on the Internet, most of them "machine-to-machine" devices. Analysts expect that an average U.S. consumer will own 5 to 10 web-enabled devices by 2014.

When wireless devices outnumber people, mobile networks will require more capacity and much more intelligence to keep up. That's why Tellabs is focused on innovations to advance the smart mobile Internet.





Smartphones

About 1 out of 3 U.S. mobile phones is a smartphone. Tellabs customers experienced a 10-fold to 40-fold increase in data traffic over the past few years as a result of smartphones.



Laptops

Laptops remain a leading business tool. Increasingly, they tap into mobile networks via a dongle. In 2010, laptop shipments grew to 351 million worldwide, up 14%.



Tablets

Tablets have been reinvented as the iPad. About 20 million were sold in 2010. Tablet sales are expected to almost triple this year, as they increasingly replace PCs.



Electronic readers

Popularized by Amazon's Kindle, more than 10 million e-readers are in use today. E-book sales tripled in 2010, capturing almost 10% of the book market.



Connected cars
Computers in cars will increasingly connect to the Internet. About 9% of new cars include telematics today. Over time, almost half of new cars are expected to include such devices.


106

Health monitors
Wireless monitors for glucose, blood pressure and other vital signs improve health care quality and reduce costs. The U.S. home patient monitoring market could grow to $4 billion a year.


SONY

Mobile gaming
Mobile gaming revenue is expected to reach $11 billion globally by 2015. Many new gaming devices will include 3-D graphics.



Video surveillance
More and more homeowners are installing low-cost webcams for security. In 2010, sales grew 9% worldwide and 20% in the Americas.



Traffic outpaces connections
While mobile connections are growing about 9% a year, mobile traffic is expected to grow much faster, with a sevenfold increase by 2015.



Mobile Traffic petabytes per month
123
180
241
387
587
909
Wireless Connections billions of devices
5.03
5.54
6.05
6.56
7.07
7.58
2010
2015

The age of smart mobile Internet unfolds





By Dr. Vikram Saksena, Chief Technology Officer and Executive Vice President

When a giant technology wave comes along, it disrupts everything in its wake. For innovators, it presents the opportunity to seize the moment and ride the new wave forward.

Just as mainframe computers shaped the 1960s and PCs changed the 1980s, smartphones and tablets will transform the decades ahead.

In 2011 alone, analysts expect consumers worldwide to buy more than 50 million tablets and almost 400 million smartphones. At the same time, mobile operators are advancing their networks to newer generations of technology, from 2G and 3G to LTE (long-term evolution) and 4G, which will deliver broadband speeds that are better suited to smartphones and tablets. Taken together, these changes present a huge challenge to our customers.

How will service providers deliver the smart mobile Internet? Simply extrapolating the traditional Internet will prove insufficient. That's because the traditional Internet is delivered through "dumb pipes" that cannot:

- Scale up to handle many more devices than people. We expect more than 22 billion wireless devices to connect through worldwide mobile networks by 2020, partly due to the rise of machine-to-machine communications. Not only smartphones and tablets, but book readers, cars and other devices will connect to wireless networks.
- Control millions of user sessions and be aware of what users are doing with multiple applications — such as video, gaming, peer-to-peer applications and more.
- Adapt to the dynamism of radio networks. In light of spectrum scarcity, networks must be agile enough to adapt to changing conditions, as users traverse multiple cell sites and networks.
- Assure a high-quality user experience by making networks user-aware, session-aware and application-aware. It's challenging to deliver mobile video with high quality. To deliver a rich user experience, networks need to manage network policies and integrate user sessions intelligently.
- Enable intelligent personalization, so you get what you want, as you want it, anytime, anywhere. Intelligent personalization delights users, and it can transform mobile operators' business models by generating new revenue from application providers and advertisers.

Tomorrow's networks will require more intelligence than yesterday's technology can deliver. Why? Technologists view communication networks in 7 layers, and the traditional Internet operates only through Layer 3 (the network layer). While separate blades can be added to Layer 3 routers, in practice that slows down processing, taxes performance and degrades users' experiences. Yesterday's vehicles just can't get you to tomorrow.

Tomorrow's networks need a whole new architecture to power the mobile Internet, based on purpose-built platforms with integrated intelligence up to Layer 7 (the applications layer). We're creating those next-generation platforms today, and we plan to deliver them to customers soon.

The smart mobile Internet will deliver users higher-quality experiences with smart personalization. It will enable mobile operators to generate revenue not only from users, but also from applications providers, content providers and advertisers. This two-sided revenue model holds the power to transform our customers' business.

Tellabs fiscal years ended December 31, 2010, and January 1, 2010.

In millions, except per-share and employee data	**2010**	2009	Change
Revenue	**$ 1,642**	$ 1,526	8%
Gross profit	**$ 790**	$ 666	19%
Operating earnings	**$ 174**	$ 94	85%
Earnings before income tax	**$ 192**	$ 113	70%
Net earnings	**$ 156**	$ 114	37%
Net earnings per share	**$ 0.41**	$ 0.29	41%
Cash dividends per share	**$ 0.08**	$ –	100%
Total cash, cash equivalents and marketable securities	**$ 1,135**	$ 1,105	3%
Total assets	**$ 2,603**	$ 2,623	(1)%
Total liabilities	**$ 741**	$ 708	5%
Stockholders' equity	**$ 1,862**	$ 1,915	(3)%
Net cash provided by operating activities	**$ 289**	$ 230	26%
Working capital	**$ 1,250**	$ 1,289	(3)%
Research and development expense	**$ 300**	$ 269	12%
Return on average stockholders' equity	**8.2%**	6.0%	37%
Weighted average shares outstanding	**383**	394	(3)%
Number of shares outstanding at year-end	**363**	384	(5)%
Number of employees	**3,413**	3,295	4%

Growth product revenue
as percent of total revenue


56%
46%
36%
2010
2009
2008

More than half of Tellabs' 2010 revenue came from growth products, including the Tellabs® 6300, 7100, 7300, 8600, 8800 and 9100 systems and professional services.

Growth product R&D
as percent of total R&D


87%
79%
62%
2010
2009
2008

Tellabs is devoting an increasing share of research and development to growth products.

The mobile Internet will drive telecom's future

Dear Stockholders, Customers, Employees and Friends,



Robert W. Pullen, Chief Executive Officer and President

By helping customers succeed, Tellabs produced profitable revenue growth in 2010. Last year:

- Revenue rose 8% to $1.642 billion, up from $1.526 billion.
- Gross profit margins increased to 48.1%, up from 43.6%.
- Net income grew 37% to $156 million, up from $114 million.
- Earnings per share rose to 41 cents, up from 29 cents.
- We paid our first cash dividends, totaling 8 cents a share.
- We repurchased 25.1 million shares for about $179 million. We've reduced shares outstanding by more than 25% in the past 5 years.

Tellabs' balance sheet remains rock-solid. We ended the year with $1.13 billion in cash, cash equivalents and marketable securities. We carry zero debt.

Although our annual results were positive, we were disappointed in the fourth quarter as revenue slowed and profits fell. We forecast tough going for the first quarter of 2011. And we don't see an easy or immediate return to profitable revenue growth in the short term.

That said, we're working hard to get Tellabs back on a growth trajectory. Looking ahead, we see a great growth opportunity in the medium and long term — the mobile Internet. So we intend to invest our way forward, in keeping with our growth strategy.

We're focused on executing our strategy for growth.

We're innovating with growth products and services. We increased our 2010 research and development (R&D) investment to $300 million, up 12%. Almost 90% of our R&D investment went into growth products such as mobile, optical and Internet Protocol/Ethernet platforms.

We're meeting with success in replacing revenue from Tellabs core products with revenue from growth products. For the first time in 2010, growth products and services generated more than half of Tellabs revenue — or 56%, up from 46% last year. We won dozens of new customers for growth products such as the Tellabs® 7100, Tellabs® 7300, Tellabs® 8600, Tellabs® 8800 and Tellabs SmartCore® 9100 systems, and professional services.

We're investing in growth markets. For years, about half our revenue has come from 2 large North American customers. As we work to diversify our customers and revenue, we continue to expand Tellabs' international presence strategically. These investments are starting to pay off, with our 2010 bookings (representing future revenue) in Brazil, Russia, India, China and South Africa up 53%. We now do business with:

- 5 of the top 5 service providers in Brazil
- 2 of the top 3 mobile carriers in Russia
- 7 of the top 12 service providers in India
- 2 of the top 3 service providers in China
- 3 of the top 4 service providers in South Africa.

We're making headway as an equipment provider to the U.S. federal government. Last year Tellabs achieved the first U.S. Department of Defense certifications from the Joint Interoperability Test Command (JITC) for our optical LAN solution and our packet optical transport product with 40G capabilities. In December we booked our largest contract so far with the U.S. government.

Tellabs offers innovative solutions for mobile, optical and business networks. Customers continue to embrace our growth products.

New customers around the world chose Tellabs Mobile Solutions, including our mobile backhaul, which hauls traffic between cell sites and the public network. And they selected Tellabs SmartCore® 9100 platform, our new mobile packet core for 3G, WiMax and LTE networks.

We bring customers more than 20 years of experience with mobile networks. In fact, Tellabs now serves 43 of the world's top 50 telecom service providers. Our mobile solutions, deployed in scores of networks around the world, position Tellabs to advance the mobile Internet.

People love the mobile Internet. We can't put down our iPhones, Androids, BlackBerries and tablets. What mainframes were to the 1960s and PCs were to the 1980s, smartphones will be to the decade ahead. In a survey, smartphone users said they'd rather give up a morning cup of coffee than their smartphone.

That's why our customers have experienced mobile data traffic growth of 10 times to 40 times over the past few years. They foresee similar growth rates over the next few years.

We will invest our way forward in the mobile Internet market, because we see it as:

- the most daunting challenge our customers have faced in many years
- an addressable market that's growing at compound annual rates in the mid-teens
- the best opportunity to build a platform for Tellabs' profitable growth over the next decade.

Our customers face a dilemma: if they simply continue to add capacity (or "dumb pipes") to their networks, consumer hunger for mobile Internet services will soon surpass their ability to invest profitably. In developed countries, that turning point may come as soon as 2013.

R&D Investment
dollars in millions


$300
$269
2009
2010

We increased R&D investment by 12% in 2010.

Smartphones call for smarter networks. To make the mobile Internet a success, our customers need a new business model, one that adds future advertising and applications revenue to the user revenue they generate today. To implement that new model, carriers need smarter mobile networks. Smarter networks enable real-time awareness of content, devices and users, so that networks can automatically allocate and dynamically optimize resources.

To advance the smart mobile Internet, Tellabs engineers are developing new next-generation platforms. They address customer needs to track and manage mobile devices, assure network performance, enable intelligent personalization of services and improve the quality of users' experiences. That's exactly what customers need to transform their networks and business models.

We're extending our current platforms to address customers' mobile Internet needs. For example, the Tellabs® 8600 and 8800 systems, the heart of our proven mobile backhaul solution, will get even better in 2011:

- The new Tellabs® 8609 system provides lower-cost, higher-density Ethernet, with 10 times more capacity.

- The new Tellabs® 8611 system offers native 10 Gbps interfaces, so cell sites can link together in 10 Gbps rings and use "fronthaul" to lower costs by bypassing switching hubs.
- We're doubling the throughput of the Tellabs® 8800 system, a platform that enables mobile networks and landline networks to converge gracefully.

In the mobile packet core market, we've doubled the capacity of the Tellabs SmartCore® 9100 platform, which offers customers significant advantages in 3G, WiMax and LTE networks. The Tellabs SmartCore® 9100 platform:

- Delivers high performance as a result of its innovative distributed architecture
- Uniquely provides integrated network analytics to enable personalized services
- Offers lower latency and jitter to deliver high-quality mobile video.

New customers around the world are choosing Tellabs Optical Solutions. In optical networks, traffic growth drives bandwidth growth — and there's no end in sight. We've deployed thousands of optical systems that carry a mix of residential, business and mobile traffic across metro areas.

Tellabs' packet optical innovations lower our customers' costs, reduce energy consumption and provide unparalleled flexibility to provision bandwidth where and when it's needed. In 2011, we're adding new optical transport network (OTN) capabilities to the Tellabs® 7100 platform. OTN translates into even more flexibility, higher resiliency and greater cost-effectiveness for customers.

Going forward, more and more customers are using optical networks to haul mobile traffic. The ability to rapidly add bandwidth is becoming crucial to serving users on the mobile Internet.

Businesses count on Tellabs for the highest availability. *Fortune* 500 companies and financial institutions rely on the Tellabs® 7100 series to carry mission-critical communications with very high availability. Our customers have achieved 99.9999% (or "six nines") availability on the Tellabs® 7100 series, which means annual downtime of about 30 seconds or less per node.

We help service provider customers connect their enterprise and government customers with carrier-class services. For instance, the U.S. federal government uses the innovative Tellabs® Optical LAN (local area network) to cut capital expense up to 70%, reduce power consumption up to 80% and shrink space needs up to 90%.

We're ready to help customers launch the smart mobile Internet era. We're passionate about creating a smart mobile Internet for our customers, to transform their businesses and improve mobile users' experiences. To fully unlock the growth potential of the mobile Internet, service providers will need to transform their businesses through smarter networks. That's exactly what Tellabs' innovative platforms are designed to do.

Looking ahead, we see 2011 as an important transition year for the business, as we move forward to address the mobile Internet opportunity. We have much work to accomplish to invent Tellabs next-generation platforms, so we can deliver the right products at the right time. We also need to continue building our sales and services opportunities in growth markets. That's how we intend to generate growth.

I'm confident that Tellabs has the customers, the resources and the people we need to succeed in the years ahead.

Sincerely,



Robert W. Pullen
February 28, 2011



MOBILE

When you need to know...

You count on your mobile connections. When you drive across the country or walk through the city, you rely on mobile devices. Smartphones and tablets help you find your way, suggest shopping bargains, offer sightseeing ideas and much more. New mobile applications appear every day.

When you want to see a video, you expect clear pictures and smooth streaming. But mobile video requires 100 times more bandwidth than a mobile phone call. And your device is competing with many others for limited network resources.

In emerging markets, the challenge is to offer services such as microbanking and trading affordably, with the ability to localize pricing and make changes quickly.

That's why "dumb pipes" don't cut it. To deliver the best user experience, mobile networks need more bandwidth, higher throughput and a lower cost per bit. Most important, they need more intelligence.

With smart analytics, networks become aware of users, apps, content and context. That means networks can do a better job of allocating resources when and where they're needed. Smart mobile networks enable operators to manage performance better and deliver a high-quality experience to you.



you need smart mobile Internet.

Smart mobile networks prioritize traffic. With awareness of your devices and apps, smart mobile networks can allocate bandwidth intelligently, prioritize the most important traffic and customize file sizes to fit your device precisely. Smart mobile networks add intelligence in three areas: mobile backhaul, mobile packet core and analytics.

Tellabs® Mobile Solutions add brains to mobile networks. Our smart mobile backhaul provides greater bandwidth and intelligence. It offers the lowest total cost of ownership for multigenerational 2G-3G-4G networks, an architecture that many operators are planning. That's why Netcom in Norway chose Tellabs for its 4G mobile backhaul. Tellabs professional services for LTE mobile backhaul help operators cut implementation time by 50% and lower facilities costs by 30%.

In the mobile packet core, we help operators deliver and monetize 3G, WiMax, LTE and 4G services. As operators gain insights on users' behaviors through integrated analytics, they can offer personalized services and improve profitability with a two-sided revenue model.

Customers use Tellabs® 8600, Tellabs® 8800 and Tellabs SmartCore® 9100 systems in scores of mobile networks around the world. Our next-generation platforms will add even more intelligence and speed to mobile networks. So operators can make their businesses more profitable, as users gain a better experience.



OPTICAL

When you need speed...

You need highly available networks. Downloading giant data files, high-definition videos or 3-D graphics takes huge network bandwidth. Videos, games and financial transactions perform better on networks that offer low latency, which is the time it takes to transmit data across the network.

The network's job is tough enough, day to day. When heavy weather hits, demand for communications can suddenly skyrocket, causing contention for limited network resources.

Dynamic optical networks address these challenges. To handle the enormous growth in traffic, service providers need optical networks that offer virtually unlimited bandwidth. And they need to respond dynamically to changing network demands.

Floods of traffic may surge unpredictably. When network use spikes, providers need to rapidly allocate or add bandwidth for certain services. Tellabs® Optical Solutions make these dynamics much more manageable.



our networks are lightning-fast.

We deliver new services and high bandwidth on demand. Tellabs® Optical Solutions scale up to address traffic growth in mobile, residential, business and converged networks. With optical networking, packet switching and OTN (optical transport network) on the Tellabs® 7100 Optical Transport System, we add unparalleled flexibility and resiliency to networks.

Our optical solutions can shorten initial network installation time by weeks, compared with competitors. Once they're in place, service providers can add capacity or change services in minutes instead of days.

Get services you can depend on. With multiple services converged on one platform, service providers can reduce network elements up to 65%, energy use up to 65% and operating expenses up to 85%. Using Tellabs® 8000 Intelligent Network Manager and professional services, customers can design and deploy optical networks faster and at lower costs. That's why networks around the world rely on Tellabs. So your important communications can always get through.



BUSINESS

When your business needs answers...

You need information in an instant. Business happens fast. When you trade stocks, commodities or currencies, prices change in a fraction of a second. Milliseconds matter.

To lower computing costs, more and more businesses store their applications and data in a "cloud," which connects the business with remote servers on the Internet. Cloud computing requires absolutely reliable networks. When you use a mobile device or PC to access files in the cloud, you expect quick, reliable data transfer around the clock, around the world.

So service providers need always-on services. To meet business demands for cloud computing, telecom service providers need highly available, highly reliable networks. Cloud computing is particularly intolerant of delays caused by network latency or jitter, which may slow or even sever a connection.

When users get disconnected from the cloud, businesses lose time and money. And the risks of cloud computing will grow over the next few years as mobile data traffic grows 40-fold. With millions of mobile devices pinging the cloud for information, telecom operators must deliver business services that are always available, always reliable, always on.



our networks are 99.9999% available.

We deliver mission-critical data. That's why *Fortune* 1000 companies, financial institutions and government agencies rely on Tellabs® Business Solutions. The Tellabs® 7100 Optical Transport System delivers wavelength and other services with six nines, or 99.9999%, availability.

Tellabs solutions are JITC-certified, which means they meet the stringent requirements of the U.S. Department of Defense. Our Optical LAN application provides high capacity and security along with dramatic savings of up to 70% in capital expenses, 80% in energy and 90% in space.

We converge business networks. Tellabs® Multiservice Edge and Tellabs® Carrier Ethernet enable telecom operators to converge legacy services and new Ethernet services on one network. That means operators can protect existing investments and revenue streams. At the same time, they can deliver new services with greater speed, higher reliability and lower costs.

In fact, with our converged networks, operators can save up to 23% in capital expenses, 50% in energy and 70% in operating expenses. So businesses can get the high reliability and availability they need, at a good price.

Sustainability is smart business

Tellabs' future depends on making the right decisions to build the business, respect people and protect the environment. We make choices in light of sustainability, so that we can consistently deliver value for our customers, employees, investors, suppliers and communities.

We're improving our customers' energy-efficiency. As much as one-third of our customers' operating expenses go into energy. And network equipment takes the lion's share of energy consumption — up to 80% of the total energy consumed in a telecom service provider. That's why Tellabs products are designed to help customers save energy and money.

In 2010 Tellabs established Telecom Energy Efficiency Ratios (TEERs)* for multiple products. TEER values enable us to measure our progress on energy-efficiency as products evolve. For example, compared with their predecessors:

- Our new version of the Tellabs® 8860 Multiservice Router is about 80% more energy-efficient.
- By next year, new innovations on the Tellabs® 8600 Managed Edge Series will improve its energy-efficiency up to 200%.
- In its transponder configuration, our new version of the Tellabs® 7100 Optical Transport Series is about 250% more energy-efficient.

We continue to work with our supply chain to responsibly manage materials and waste. Conflict minerals — such as tantalum, tin, tungsten and gold — are increasingly in the headlines. By definition, conflict minerals come from mines in or near war zones, and their profits may fuel violence. But they're essential minerals for electronics of all kinds.

Tellabs is working with the electronics industry to identify conflict-free sources of essential minerals that go into our products. New U.S. Securities and Exchange Commission rules are expected to require disclosure about conflict minerals in 2012. We're working with our suppliers to educate them about conflict minerals, so that together we can address this issue effectively.

Giving at a glance

Together, the Tellabs Foundation and Tellabs gave more than $1.5 million to our communities in 2010.


$1,201,176 Foundation Grants
$242,197 Matching Gifts
$110,205 Tellabs Sponsorships



Employee giving

Employees support more than 400 charities with matching gifts and volunteer efforts. More than half of employees participate in such programs.

* TEER calculation standards are defined by the Alliance for Telecommunications Industry Solutions (ATIS). Because products are highly configurable, actual results may vary by application.

Product design

Our engineers around the world engage in Design for Environment workshops – improving energy-efficiency as our products evolve.



-8% CO_2

Carbon Disclosure Project

Tellabs' global operations emitted 41,421 metric tons of carbon dioxide, down 8% in one year.

Employee development

We provided 90,000 hours of employee training last year. To develop promising talent, we've launched a new leadership forum.





Lower emissions

Tellabs Finland switched to hydropower to reduce greenhouse gas emissions. We're working to reduce our facilities' energy use globally.

Product recycling

In 2010 we recycled, reused or properly disposed of more than 146 tons of end-of-life products.





Ethical culture

A recent survey reveals a strong ethical culture, in which 100% of employees understand Tellabs' ethical expectations.

Corporate Social Responsibility (CSR) — managing our business for positive economic, social and environmental outcomes

	2010 Plan *What did we say in the 2009 Tellabs Annual Report?*	**2010 Progress** *How did we do?*	**2011 Plan** *What will we achieve next year?*
Reduce energy consumption and GHG emissions with more efficient products and operations	> Develop a 3-year environmental plan, including key performance indicators (KPIs). > Complete the Carbon Disclosure Project survey, reporting on all locations. > Espoo, Finland, office will begin using hydroelectric power to reduce carbon emissions.	✓ Developed a 3-year plan. Established a Telecom Energy Efficiency Ratio (TEER) and efficiency expectations for Tellabs® 7100, 8600 and 8800 series. ✓ Completed Carbon Disclosure Project survey, reporting an 8% reduction in Tellabs' global emissions between 2008 and 2009. ✓ Espoo, Finland, office began using hydroelectric power, helping reduce Tellabs' global emissions 5% between 2009 and 2010.	> Benchmark a Telecom Energy Efficiency Ratio (TEER) for Tellabs SmartCore® 9000 series. > Complete Carbon Disclosure Project survey, include available supplier information. > Develop an action plan to reduce global facility energy consumption.
Work with supply chain to responsibly manage materials and waste	> Comply with anticipated ANSI lead-free standard following its release (circuit packs and subassemblies). > Educate suppliers about conflict minerals and improve substance reporting. > Incorporate CSR expectations in new or renewed supplier contracts.	✓ Complied with ANSI lead-free standard. ✓ Included a session on conflict minerals at supplier day conference. Started improved substance reporting processes. ✓ Continued commitment to reflect CSR expectations in supplier contracts.	> Complete lead-free reliability testing for Tellabs® 7100 and 8800 series. Initiate testing for Tellabs SmartCore® 9000 series. > Address new SEC disclosure requirements on conflict minerals. > Incorporate CSR expectations in new or renewed supplier contracts.
Strengthen communities where we live and work	> Distribute $1 million in Tellabs Foundation grants. > Maintain high participation in employee giving programs.	✓ Tellabs Foundation distributed $1.2 million in 2010. ✓ Employee giving programs involved more than half of employees.	> Distribute $1 million in Tellabs Foundation grants. > Maintain high participation in employee giving programs.
Engage and develop our employees	> Develop global manager effectiveness training and launch leadership forum. > Develop action plan in response to 2009 employee engagement survey.	✓ Designed manager effectiveness program and delivered globally. Launched first leadership forum group. ✓ Established teams to address drivers of engagement.	> Continue leadership forum. > Conduct employee engagement survey in fall 2011.
Meet the highest standards of ethics	> Publicly release data privacy policy. > Conduct ethics and integrity survey.	✓ Posted privacy policy on www.tellabs.com. ✓ Conducted ethics and integrity survey, which revealed 100% of employees are aware of expectations.	> Evaluate Tellabs' position on deep packet inspection. > Conduct a larger-scale ethics and integrity survey.
Manage risk and ensure business continuity	> Expand business continuity plans in Europe, Middle East and Africa.	✓ Conducted first business continuity crisis exercise in Finland.	> Expand business continuity plans in Asia Pacific.

Management's Discussion and Analysis

Introduction and Overview of Business

Tellabs designs, develops and supports telecommunications networking products. We generate revenue principally through the sale of these products to communications service providers worldwide as both stand-alone network elements and as elements of integrated solutions. We also generate revenue by providing services to our customers. We operate in three business segments: Broadband, Transport and Services.

The Broadband segment includes data, access and managed access product portfolios that facilitate mobile communications, wireline business services and bundled consumer services.

- Revenue from data products is driven by the need for wireless and wireline carriers to deliver next-generation voice, video and Internet services.
- Revenue from access products is primarily driven by the need for wireline carriers to deliver bundled voice, video and Internet services to residential customers.
- Revenue from managed access products is driven by the need for wireless and wireline carriers to deliver mobile voice and Internet services and business-oriented voice, video and Internet services.

The Transport segment includes optical networking systems, digital cross-connect systems and voice-quality enhancement products. Revenue for these products is driven by the needs of wireline and wireless carriers to deliver mobile services, business-oriented services and residential services.

The Services segment includes deployment, support, training and professional services. Revenue from deployment, support and training services arises primarily from the sales of products and continues to represent the majority of Services revenue, while the balance comes from professional services offerings.

Tellabs operates in a dynamic industry. Customer consolidation has resulted in increased pricing pressure. In addition, customer spending is pressured and competition is heightened on a global basis by current economic conditions. Some equipment suppliers have also consolidated. Heightened competition by these suppliers has resulted in increased pricing pressure for Tellabs and some of its direct competitors.

Within this backdrop, we continue to transform the company with new products and services. The company is evolving from a business based primarily on the circuit-switched Time Division Multiplexing (TDM) technology used in our digital cross-connect and managed access products to a business based on the packet-switching and Internet Protocol (IP) technology used in our data and optical networking products. Given the level of research and development expenses, these new products are not presently profitable on an operating-income basis.

Management continues to define and implement initiatives to improve overall performance. On January 25, 2010, management initiated a restructuring plan to enable Tellabs to shift investment from TDM products to Ethernet and IP products, move our supply chain closer to suppliers, and reduce general and administrative expenses. This restructuring plan primarily implements workforce reductions. However, as a consequence of the Company's increased focus on growth markets and growth products, we expect to hire people with different skill sets as needed around the world.

On December 1, 2009, we acquired WiChorus, Inc. (WiChorus), a supplier of industry-leading infrastructure products for the mobile Internet. This transaction enabled us to quickly enter a large and fast-growing market with a 3G/4G mobile-network solution that complements our IP mobile backhaul portfolio.

Results of Operations

Net earnings for the year 2010 grew to $155.6 million, compared with net earnings of $113.6 million in 2009. In 2008, net loss was $930.1 million when the Company recorded a non-cash goodwill impairment charge of $988.3 million.

In 2010, revenue was $1,642.3 million, compared with $1,525.7 million in 2009 and $1,729.0 million in 2008. For the year 2010, revenue increased in all three segments.

In the fourth quarter of 2010, we early adopted two new required accounting standards related to revenue recognition: Accounting Standards Update (ASU) 2009-13, *Multiple-Deliverable Revenue Arrangements,* and ASU 2009-14, *Certain Revenue Arrangements That Include Software Elements.* These new standards generally result in earlier revenue recognition than under previous standards for certain deliverables in multiple-element arrangements. We adopted these standards effective as of the beginning of 2010. For the year 2010, revenue and net earnings increased by $9.1 million and $0.5 million, respectively. We adopted these standards in the fourth quarter of 2010 on a prospective basis for new and materially modified arrangements originating in fiscal 2010. We believe the new rules best reflect the economics of those agreements over time.

In the fourth quarter of 2010, we agreed with a North American customer to add a data product to other Tellabs products already sold to that customer through a distributor. This helps the customer better manage inventory and deployment schedules. As a result, we recognized $20.8 million in revenue in the fourth quarter of 2010 that otherwise would have been recognized in the first quarter of 2011.

In 2010, gross margin grew to 48.1%, compared with 43.6% in 2009 and 38.2% in 2008. The increase in gross margin in 2010 from 2009 was driven primarily by the higher level of revenue from data and digital cross-connect products. Gross margin in 2010 also included a $16.5 million charge for excess purchase commitments. The $16.5 million pretax charge relates to excess purchase commitments for a large tender in India that was subsequently cancelled by the customer. The increase in 2009 from 2008 was primarily due to profitability improvements on access products and increased data product revenue.

Operating expenses in 2010 were $615.9 million, compared with $572.3 million in 2009 and $1,630.1 million in 2008. Operating expenses increased during the year 2010, compared with 2009, due primarily to higher research and development for data products and optical transport systems as well as higher sales and marketing costs associated with expansion into markets outside North America. In 2008, operating expenses included a $988.3 million goodwill impairment charge.

Segment Revenue

In millions	2010	2009	2008	*2010 vs. 2009*	*2009 vs. 2008*
Broadband	$ 846.0	$ 785.8	$ 919.9	7.7%	(14.6)%
Transport	554.0	509.6	580.1	8.7%	(12.2)%
Services	242.3	230.3	229.0	5.2%	0.6%
Total revenue	$1,642.3	$1,525.7	$1,729.0	7.6%	(11.8)%

Segment Revenue

The Broadband segment includes data, access and managed access products. Across the three-year period, revenue from data products increased and revenue from access and managed access products decreased.

Data revenue grew to $520.4 million in 2010, compared with $342.0 million in 2009 and $215.0 million in 2008. We are participating in large network builds in North America and internationally. The increase in data revenue for the year 2010 was driven primarily by a major North American customer.

Access revenue was $198.1 million in 2010, compared with $274.4 million in 2009 and $414.9 million in 2008. Across the three-year period, access revenue declined as several key customers continued to transition to alternate network architectures.

Managed access revenue was $127.5 million in 2010, compared with $169.4 million in 2009 and $290.0 million in 2008. Across the three-year period, revenue declined as customers around the world continued to migrate to Internet Protocol (IP) and Ethernet data products.

The primary products in the Transport segment are optical transport systems and digital cross-connect systems. Revenue from optical transport systems grew across the three-year period. After declining since 2006, revenue from digital cross-connect systems, driven primarily by a major North American carrier, grew in 2010.

The increase in Services segment revenue across the three-year period was driven primarily by increased deployment revenue.

Geographic Revenue

In millions	2010	%	2009	%	2008	%
North America	$1,142.6	70%	$1,005.3	66%	$1,168.6	68%
International	499.7	30%	520.4	34%	560.4	32%
Total revenue	$1,642.3	100%	$1,527.7	100%	$1,729.0	100%

Geographic Revenue

Across the three-year period, revenue from North American wireless customers increased and revenue from North American wireline customers declined. On an International basis, revenue from the Europe, Middle East and Africa region and the Latin American region declined from 2008 to 2009 and increased in 2010. Revenue from the Asia Pacific region increased from 2008 to 2009 and declined in 2010.

Gross Profit and Margin

In millions	2010	2009	2008
Gross profit	$789.6	$665.8	$660.1
Gross margin	48.1%	43.6%	38.2%
Product gross profit	$710.7	$586.2	$588.0
Product margin	50.8%	45.3%	39.2%
Services gross profit	$ 78.9	$ 79.6	$ 72.1
Services margin	32.6%	34.6%	31.5%

Gross Margin

Overall gross margin increased 9.9 percentage points from 2008 through 2010. Across the three-year period, product gross margins grew by 11.6 percentage points and services gross margins grew by 1.1 percentage points.

Product Gross Margin
The improvement in products gross margin from 2009 to 2010 is the result of increased revenue from digital cross-connect systems and data products, which carry gross margins higher than the corporate average. Products gross margin in 2010 also included the $16.5 million charge for excess purchase commitments. The improvement in gross margin in 2009 from 2008 was the result of profitability improvements on access products and increased revenue from data products.

Services Gross Margin
The decline in services gross margin from 2009 to 2010 was driven by the higher level of lower-margin deployment services revenue. The increase in services gross margin in 2009 from 2008 was primarily the result of growth in higher margin professional services revenue, coupled with a decline in lower-margin deployment services revenue.

Gross Margin Trend
Gross margin is different for each product and services category and for each product within a category because the actual margin depends on the specific system configuration sold as well as customer and geographic pricing differences. This variability, which tends to affect gross margin on a quarterly basis, is likely to continue.

Operating Expenses

	Expense			Percent of Revenue		
In millions	2010	2009	2008	2010	2009	2008
Research and development	$299.7	$268.7	$ 305.2	18.2%	17.6%	17.7%
Sales and marketing	179.3	165.9	170.0	10.9%	10.9%	9.8%
General and administrative	100.4	101.4	101.8	6.1%	6.6%	5.9%
Subtotal	579.4	536.0	577.0	35.3%	35.1%	33.4%
Intangible asset amortization	27.0	24.6	23.9			
Restructuring and other charges	9.5	11.7	40.9			
Goodwill impairment	—	—	988.3			
Total operating expenses	$615.9	$572.3	$1,630.1			

Operating Expenses
Operating expenses increased in 2010, compared with 2009, as we increased research and development spending to address the mobile Internet opportunity and continued to increase sales and marketing expenses outside North America. The decrease in operating expenses in 2009, compared with 2008, is primarily due to the absence of the $988.3 million goodwill impairment. We also realized savings, primarily in the form of reduced research and development costs from previously announced cost-reduction programs.

Intangible Asset Amortization
Intangible asset amortization increased in 2010 compared with 2009 due to the amortization of developed technology acquired in our acquisition of WiChorus. The slight increase in intangible asset amortization in 2009 from 2008 is due to the amortization of developed technology acquired in our acquisition of WiChorus. In 2008, we took a charge of $0.6 million for impaired developed technology related to the Tellabs® 1100 access platform due to reduced demand.

Restructuring and Other Charges
In 2010 and 2009, restructuring and other charges consisted primarily of severance and facility- and asset-related charges. In 2008, restructuring and other charges consisted primarily of severance and facility- and asset-related charges and charges for the consolidation of several facilities.

Goodwill Impairment
In the third quarter of 2008, we performed an interim review on all three operating segments because our market capitalization was less than book value for a sustained period and we continued to face challenging market conditions. As a result of the interim review, we recorded a goodwill impairment charge of $988.3 million, of which $594.2 million related to the Broadband segment and $394.1 million related to the Transport segment, completely eliminating their goodwill balances. The Services segment did not incur an impairment of its goodwill because the fair value of the segment was determined to be greater than the carrying value.

*Segment Profit**

In millions	2010	2009	2008
Broadband	$229.4	$185.7	$115.7
Transport	191.8	139.4	178.0
Services	81.2	81.8	75.5
Total segment profit	$502.4	$406.9	$369.2

* We define segment profit as gross profit less research and development expenses. Segment profit excludes sales and marketing expenses, general and administrative expenses, the amortization of intangibles, restructuring and other charges, the impact of equity-based compensation (which contains restricted stock and performance stock units granted after June 30, 2006, and stock options), and the goodwill impairment charge.

Segment Profit

The $43.7 million increase in Broadband segment profit in 2010 from 2009 was driven primarily by the higher level of revenue from data products. Broadband segment profit in 2010 also included the $16.5 million charge for excess purchase commitments. The $70.0 million increase in Broadband segment profitability in 2009 from 2008 was driven primarily by margin improvements associated with the Tellabs® 1600 ONT, higher revenue from data products and reduced research and development expenses.

The increase in Transport segment profit in 2010 from 2009 was driven primarily by the higher level of revenue from digital cross-connect systems, which carry gross margins higher than the corporate average, partially offset by higher revenue from optical transport systems, which carry gross margins below corporate average. The decline in Transport segment profit in 2009 from 2008 was driven primarily by lower revenue from digital cross-connect systems and higher revenue from optical transport systems.

The decline in Services segment profit in 2010 from 2009 was driven primarily by higher costs. The increase in Services segment profit in 2009 from 2008 was due to a decline in lower-margin deployment services revenue.

Other Income

In millions	2010	2009	2008
Interest income, net	$12.6	$19.3	$ 34.8
Other income (expense), net	5.2	0.4	(17.3)
Total other income	$17.8	$19.7	$ 17.5

Interest income, net, decreased over the three-year period due to lower yields on investments in marketable securities in 2010 and 2009. *Other income (expense), net,* improved over the three-year period as a result of additional gains taken on fixed income investments during 2010 and 2009. *Other income (expense), net,* includes charges to write-down long-term equity investments of $3.8 million in 2010, $0.4 million in 2009 and $9.9 million in 2008. In addition, we had charges of $0.8 million in 2008 for other-than-temporary impairments from investments in marketable securities.

Income Taxes

In millions	2010	2009	2008
Income tax (expense) benefit	$(35.9)	$ 0.4	$22.4
Effective tax rate	18.8%	(0.3)%	2.4%

Income tax expense increased in 2010 due to higher earnings, partially offset by tax benefits of $22.3 million from the utilization of net operating loss and tax credit carryforwards and $9.4 million from the reversal of accrued taxes due to the expiration of a statute of limitations.

The income tax benefit decreased in 2009 due to the absence of tax benefits recorded in 2008 for the resolution of tax audits and for the goodwill impairment. The 2009 tax benefit also includes benefits related to accounting for the acquisition of WiChorus and a tax refund from the carry back of net operating losses.

As a result of higher earnings in 2010 and the utilization of U.S. net operating loss and tax credit carryforwards, the valuation allowance on domestic deferred tax assets is limited to deferred tax assets on capital loss carryforwards and on state net operating loss and tax credit carryforwards. For a more detailed discussion of the valuation allowance maintained on our deferred tax assets, see Footnote 12, *Income Taxes.*

Financial Condition, Liquidity and Capital Resources

Our principal source of liquidity remained cash, cash equivalents and marketable securities of $1,134.5 million as of December 31, 2010, which increased by $29.7 million since year-end 2009. The increase in cash, cash equivalents and marketable securities for 2010 is the result of cash generated from operating activities, partially offset by cash used to repurchase common stock, distributions of cash dividends and capital expenditures. In 2010, we generated $288.8 million of cash from operating activities, compared with $229.7 million in 2009 and $133.6 million in 2008.

During 2010, we distributed $30.3 million to our stockholders through our quarterly cash dividends. In addition, we repurchased 25.1 million shares of common stock at a cost of $178.8 million in 2010. We provide no assurances as to future repurchases of common stock or declarations or payments of cash dividends.

We believe that our investments are highly liquid instruments. We may rebalance the portfolio from time to time, which may affect its duration, credit structure and future income.

Based on historical performance and current forecasts, we believe the company's cash, cash equivalents and marketable securities will satisfy working capital needs, capital expenditures and other liquidity requirements related to existing operations for the next 12 months. Future available sources of working capital, including cash, cash equivalents, and marketable securities, cash generated from future operations, short-term or long-term financing, equity offerings or any combination of these sources, should allow us to meet our long-term liquidity needs. Current policy is to use cash, cash equivalents and marketable securities to fund business operations, to expand business, potentially through acquisitions, to repurchase common stock and to pay a cash dividend.

Non-GAAP Financial Measures and Comparisons

In addition to reporting financial results in accordance with U.S. generally accepted accounting principles (GAAP), we provide non-GAAP financial measures as additional information for our operating results. We believe that comparing some non-GAAP financial measures provides important supplemental information to management and investors regarding financial and business trends relating to our financial results. Commonly compared non-GAAP financial data includes gross profit as a percentage of revenue, operating expenses, operating earnings, net earnings and net earnings per share. A complete reconciliation between non-GAAP financial measures and the GAAP financial measures, along with an explanation of why we believe non-GAAP measures to be of value to management and investors, is contained in the *Reconciliation of Non-GAAP Adjustments* provided following this discussion.

Non-GAAP gross profit margin in 2010 was 48.3%, compared with 43.9% in 2009. Primary drivers for the increase in gross profit margin include the higher level of data and transport product revenue and the lower level of access product revenue.

Non-GAAP operating expenses in 2010, driven by higher research and development and sales and marketing spending, were $556.9 million, compared with $517.4 million in 2009.

Non-GAAP operating earnings in 2010, driven primarily by higher revenue and gross margin, were $237.0 million, compared with $152.2 million in 2009.

Driven primarily by the overall increase in revenue and gross margin, non-GAAP net earnings in 2010 were $175.8 million or $0.46 per share (basic and diluted), compared with $119.3 million or $0.30 per share (basic and diluted) in 2009.

Reconciliation of Non-GAAP Adjustments[1]
(Unaudited)

In millions, except per-share data	As Reported	Year Ended 12/31/10 Adjustments	Non-GAAP	As Reported	Year Ended 1/1/10 Adjustments	Non-GAAP
Revenue						
Products	$1,400.0	$ —	$1,400.0	$1,295.4	$ —	$1,295.4
Services	242.3	—	242.3	230.3	—	230.3
Total revenue	1,642.3	—	1,642.3	1,525.7	—	1,525.7
Cost of Revenue						
Products[a]	689.3	(2.0)	687.3	709.2	(1.6)	707.6
Services[a]	163.4	(2.3)	161.1	150.7	(2.2)	148.5
Total cost of revenue	852.7	(4.3)	848.4	859.9	(3.8)	856.1
Gross Profit	789.6	4.3	793.9	665.8	3.8	669.6
Gross profit as a percentage of revenue	48.1%	0.2%	48.3%	43.6%	0.3%	43.9%
Gross profit as a percentage of revenue – products	50.8%	0.1%	50.9%	45.3%	0.1%	45.4%
Gross profit as a percentage of revenue – services	32.6%	0.9%	33.5%	34.6%	0.9%	35.5%
Operating Expenses						
Research and development[a]	299.7	(8.3)	291.4	268.7	(5.9)	262.8
Sales and marketing[a]	179.3	(5.1)	174.2	165.9	(4.2)	161.7
General and administrative[a], [b]	100.4	(9.1)	91.3	101.4	(8.5)	92.9
Intangible asset amortization[c]	27.0	(27.0)	—	24.6	(24.6)	—
Restructuring and other charges[d]	9.5	(9.5)	—	11.7	(11.7)	—
Total operating expenses	615.9	(59.0)	556.9	572.3	(54.9)	517.4
Operating Earnings	173.7	63.3	237.0	93.5	58.7	152.2
Operating earnings as a percentage of revenue	10.6%	3.9%	14.4%	6.1%	3.8%	10.0%
Other Income						
Interest income, net	12.6	—	12.6	19.3	—	19.3
Other income, net[e]	5.2	3.8	9.0	0.4	0.4	0.8
Total other income	17.8	3.8	21.6	19.7	0.4	20.1
Earnings Before Income Tax	191.5	67.1	258.6	113.2	59.1	172.3
Income tax (expense) benefit[f]	(35.9)	(46.9)	(82.8)	0.4	(53.4)	(53.0)
Net Earnings	$ 155.6	$ 20.2	$ 175.8	$ 113.6	$ 5.7	$ 119.3
Weighted Average Shares Outstanding						
Basic	378.1		378.1	392.5		392.5
Diluted	382.7		382.7	394.2		394.2
Net Earnings Per Share						
Basic	$ 0.41	$ 0.05	$ 0.46	$ 0.29	$ 0.01	$ 0.30
Diluted	$ 0.41	$ 0.05	$ 0.46	$ 0.29	$ 0.01	$ 0.30

[1] Reconciliation of non-GAAP Adjustments

In addition to reporting financial results in accordance with GAAP, Tellabs, Inc. has provided non-GAAP financial measures as additional information for its operating results. These measures have not been prepared in accordance with GAAP and may be different from measures used by other companies. Whenever we use non-GAAP financial measures, we designate these measures, which exclude the effect of certain charges, as "adjusted" and provide a reconciliation of non-GAAP financial measures to the most closely applicable GAAP financial measure. The non-GAAP financial measures eliminate certain items of expenses and losses from cost of revenue, operating expenses, other income and expenses, and income taxes. Management believes that this presentation allows investors to better evaluate the current operational and financial performance of our business and facilitate comparisons to historical results of operations. Management uses these measures for reviewing our financial results and for business planning and performance management. Management discloses this information publicly along with a reconciliation of the comparable GAAP amounts, to provide access to the detail and general nature of adjustments made to GAAP financial results. While some of these excluded items have been periodically reported in our statements of operations, including significant restructuring and other charges, their occurrence in future periods depends on future business and economic factors, among other evaluation criteria, and the occurrence of such events and factors may frequently be beyond the control of management.

[a] The adjustments to cost of revenue, research and development, sales and marketing, and general and administrative expenses reflect equity-based compensation expense. We exclude these measures when reviewing financial results and for business planning and performance management. We believe that the exclusion of equity-based compensation expense allows for more accurate comparisons of operating results to our peer companies. In addition, we believe this non-cash GAAP measure is not indicative of our fundamental operating performance.

[b] We excluded certain expenses resulting from the acquisition and integration of WiChorus, Inc., in 2009 to evaluate our continuing operational performance. For 2009, the adjustments were $1.8 million in general and administrative expenses. Although these expenses are reflected in our GAAP financials, they may limit the comparability of our ongoing operations with prior and future periods.

[c] We exclude amortization of intangible assets resulting from acquisitions to evaluate our continuing operational performance. The amortization of purchased intangible assets associated with acquisitions results in recording expense in our GAAP financial statements that were already expensed by the acquired company before the acquisition and for which we have not expended cash. We believe this non-cash GAAP measure is not indicative of our fundamental operating performance. Accordingly, we analyze the performance of operations without regard to such expenses.

[d] We exclude restructuring and other charges because we believe that they occur outside of the ordinary course of and are not related directly to the underlying performance of our fundamental business operations. We exclude these measures when reviewing financial results and for business planning and performance management. Although these events are reflected in our GAAP financials, these transactions may limit the comparability of our fundamental operations with prior and future periods.

[e] *Other income, net*, includes charges to write-down long-term equity investments of $3.8 million in 2010 and $0.4 million in 2009. We exclude write-downs and gains on sales of long-term equity investments in partnerships and start-up technology companies because we believe that they are not related directly to the underlying performance of our working capital assets.

[f] We calculate a separate tax expense and effective tax rate for GAAP and for non-GAAP purposes. For 2010, for non-GAAP purposes, we use a 32% effective tax rate which represents the projected, long term effective tax rate on non-GAAP pretax income. For 2009, our tax adjustments take into account the impact of (i) the effect on our global effective tax rate across multiple jurisdictions at differing tax rates; and (ii) the valuation allowance maintained against domestic deferred tax assets, which is included in GAAP expense but excluded from non-GAAP expense.

Contractual Obligations

The following table sets forth an overview of contractual obligations, as of December 31, 2010, that will affect our liquidity and cash flows in future periods:

		Payments Due by Period			
In millions	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Operating lease obligations	$ 46.9	$ 12.7	$18.0	$10.0	$6.2
Operating lease obligations related to restructuring activities, net	10.6	3.5	4.2	2.9	—
Purchase commitments to contract manufacturers and suppliers	277.6	277.6	—	—	—
Loan related to other marketable securities[1]	213.6	213.6	—	—	—
Borrowing fees on loan related to other marketable securities[2]	7.7	1.4	2.8	2.8	0.7
Total contractual obligations	$556.4	$508.8	$25.0	$15.7	$6.9

1 Our agreement with the lender of the stock has no defined date when we must repay the loan; however, the loan is callable at the discretion of the lender. Our investment in Cisco stock is maintained at a value equal to the market value of the loaned securities. See Note 7 for a more complete description of this obligation.

2 For purposes of contractual obligations disclosure, we used Cisco's average share price of $21.25 for the quarter ended December 31, 2010, to determine the hypothetical value of the borrowing fees assuming the loans are settled in 2016.

We use several contract manufacturers and suppliers who provide manufacturing services for our products. During the normal course of business, we enter into agreements with certain contract manufacturers and suppliers that enable them to procure inventory based on criteria defined by us to reduce manufacturing lead times and ensure adequate component supply. Under these agreements, the maximum liability for purchase commitments as of December 31, 2010, was $277.6 million, of which $27.0 million for excess purchase commitments was recorded in *Other accrued liabilities* on the balance sheet.

The borrowing fees on the loan related to other marketable securities that are recorded in the financial statements each period are affected by Cisco's average share price at the end of each quarter.

As of December 31, 2010, we had unrecognized tax positions of $20.2 million in long-term income tax liabilities. At this time, we are unable to make a reasonable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes.

Off-Balance Sheet Arrangements

None.

Critical Accounting Estimates

The methods, estimates and judgments that we use in applying accounting policies can have a significant impact on the results we report in the consolidated financial statements. Some of these estimates require difficult and subjective judgments, often as a result of the need to estimate matters that are inherently uncertain. For the reasons discussed below, we consider critical accounting estimates to be revenue recognition, the allowance for excess and obsolete inventory and excess purchase commitments (collectively E&O), goodwill and indefinite-lived intangible asset valuation, the valuation of amortizable finite-lived intangible assets, the estimate of the warranty liability, reserve requirements for lease obligations on vacated facilities, income taxes, valuation allowance for deferred tax assets and equity-based compensation.

We have discussed the development and selection of these critical accounting policies and estimates with the Audit and Ethics Committee of Tellabs' Board of Directors.

Revenue Recognition

Determining the proper revenue recognition in our financial statements requires us to make judgments about the application of the accounting rules based on the facts and circumstances of each customer arrangement.

When a customer arrangement involves multiple deliverables, we evaluate all deliverables to determine whether they represent separate units of accounting. This approach involves a determination about:

- whether the delivered item has value to the customer on a stand-alone basis; and
- whether delivery or performance of the undelivered item is considered probable and is substantially in our control where an arrangement contains a general right of return relative to the delivered item.

We account for the delivered item as a separate unit of accounting if we satisfy both points identified above.

Arrangement consideration is allocated to all deliverables based on the relative selling price. We determine selling price using one of three methods: vendor-specific objective evidence, third-party evidence or estimated selling price. We use vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The factors mentioned above involve estimates and judgments that can impact the pattern and timing of revenue recognition.

The determination of whether software products bundled with tangible products where the software components and non-software components function together to deliver the product's essential functionality can impact whether revenue is recognized under software revenue recognition guidance or under general revenue recognition guidance. This assessment could impact the amount and timing of revenue recognition.

Many of our contracts contain customer acceptance provisions. In cases involving sales of new products, for example, we defer revenue until we receive formal customer acceptance. In cases where we can demonstrate that the product or service has met all acceptance criteria prior to formal customer acceptance, or where we have sufficient historical evidence of customer acceptance, we consider acceptance to be perfunctory, and therefore formal customer acceptance is not required. Judgment about whether acceptance is perfunctory can impact the timing of revenue for contracts containing acceptance provisions.

Excess & Obsolete Inventory and Excess Purchase Commitments

We determine inventory cost using the first-in, first-out method, and we value inventory at the lower of cost or market, with market determined by reference to current replacement cost or net realizable selling price. We determine the amount of inventory that is excess and obsolete (E&O) and purchase commitments in excess of requirements using estimates of future demand for individual components of raw materials and finished goods.

To determine E&O, we compare listings of existing piece parts and finished goods to future product demand and usage requirements. We record a full valuation allowance for inventory quantities on hand in excess of two years' expected usage. For inventory quantities that fall between one and two years' demand, we use management's judgment to determine the appropriate E&O amount. We do not record an allowance if the quantity is less than one year's forecasted demand.

We believe the accounting estimate related to E&O is a critical accounting estimate because it requires us to make assumptions about sales volumes and product mix, which can be highly uncertain. Changes in these estimates can have a material effect on our financial statements.

Goodwill

Goodwill impairment is reviewed annually and when impairment indicators exist by comparing the segment's net book value to fair value. If the segment's fair value is greater than its net book value, then further impairment tests are not deemed necessary. If the segment's fair value is less than its net book value, then further tests are performed to determine the segment's implied fair value of goodwill. The implied fair value is then compared against the book value of goodwill to determine the level of impairment.

The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions. The discounted cash flow method requires us to use estimates and judgments about the future cash flows of the operating segments. Although we base cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage the underlying operating segments, there is significant judgment in determining the cash flows attributable to these operating segments. The market approach is based on a comparison of the Company to comparable publicly traded firms in similar lines of business. This method requires us to use estimates and judgments when determining comparable companies. We assess such factors as size, growth, profitability, risk and return on investment.

We believe the accounting estimate related to the valuation of goodwill is a critical accounting estimate because it requires us to make assumptions that are highly uncertain about the future cash flows of our segments. The recognition of an impairment could be material to our financial statements.

Intangible Assets

We categorize intangible assets as finite-lived and indefinite-lived. Finite-lived intangible assets consist primarily of purchased technology, which arose primarily from acquisitions of businesses in 2009, 2004 and 2003. Indefinite-lived intangible assets consist primarily of in-process research and development (IPR&D), which arose from the acquisition of WiChorus in the fourth quarter of 2009.

We evaluate the carrying value of finite-lived intangible assets for impairment whenever indicators of impairment exist. Accounting standards require that if the sum of the future cash flows expected to result from a long-term asset is less than the reported value of the asset, a further review is performed to determine the asset's fair value. If an asset's calculated fair value is less than its net book value, an impairment charge must be recognized in the financial statements. The amount of impairment is calculated by subtracting the fair value of the asset from the reported carrying value of the asset.

We evaluate the carrying value of indefinite-lived intangible assets annually and when impairment indicators exist by comparing the asset's net book value to its fair value. If the asset's fair value is less than its net book value, then further tests are performed to determine the asset's implied fair value. The implied fair value is then compared with the asset's net book value to determine the level of impairment.

We believe the accounting estimate related to valuation of intangible assets is a critical accounting estimate because it requires us to make assumptions about future sales prices and volumes for products that involve new technologies and applications where customer acceptance of new products or timely introduction of new technologies into their networks are uncertain. The recognition of an impairment could be material to our financial statements.

Warranty Costs
We provide warranties for all of our products, with terms and conditions that vary depending on the product sold. We provide a basic limited warranty, including parts and labor, for all products other than access products for periods that range from 90 days to five years. The basic limited warranty for access products covers parts and labor for periods that generally range from two to six years. We record warranty expense in cost of revenue on the consolidated statement of operations. We estimate warranty liability by applying historical warranty return rates and costs per claim to the number of units shipped that are still within their warranty period. In addition, when we judge that a particular warranty claim will involve costs that are out of the ordinary, we separately estimate the costs for that claim and record the amount as an additional warranty expense for the period in which we determine we have a liability.

We believe that the accounting estimate related to warranty costs is a critical accounting estimate because it requires us to make assumptions about matters that are highly uncertain, including: future rates of product failure; repair costs, including availability of materials; shipping and handling; and de-installation and re-installation costs at customers' sites, among others. Consequently, the changes in warranty reserves could be material to our financial statements.

Restructuring Reserves – Leases
Restructuring reserves consist of amounts we owe on leases for facilities we vacated, reduced by an estimate of sublease rental income. We determined the amount of the reserve for each facility by estimating the amount of time it will be vacant before it is sublet and the terms of the sublease agreement compared with our obligation, then reducing the reserve by an estimate of potential sublease income. We examine real estate market conditions in each location where we have a vacated facility.

We believe the accounting estimate of restructuring lease obligations is a critical accounting estimate because it requires us to make assumptions about real estate rental markets and conditions that are highly uncertain, and changes in our estimates could have a material impact on our financial statements.

Income Taxes
We conduct business and file income tax returns in numerous tax jurisdictions around the world. This requires us to interpret tax laws that are often vague and uncertain, and to make judgments about the application of those laws when we prepare tax returns. When we calculate income tax expense and the related tax liabilities and assets for the consolidated financial statements, we use estimates of the amount of income, deductions and credits that we believe are allowable under local tax laws and that should be allowed by tax authorities if the tax returns are audited. However, tax authorities may disagree on the amounts of income, deductions and credits that are allowed to be included in those tax returns. This could result in paying additional taxes or receiving a refund of previously paid taxes.

Because we are a large multi-national corporation, the United States Internal Revenue Service (IRS) generally audits each of our federal income tax returns. The IRS is currently auditing our 2007 and 2008 tax periods. Of our other major jurisdictions, we are currently under audit by the State of Illinois for the 2007 and 2008 tax periods, and by the Republic of Finland for the 2006 through 2010 tax periods. Although we have recorded tax reserves for potential adjustments to tax liabilities for prior years, we cannot provide assurance that a material adjustment to our financial statements, either positive or negative, will not result when the audits are concluded.

Valuation Allowance for Deferred Tax Assets
Deferred tax assets arise when we recognize charges or expenses in our financial statements that will not be allowed as income tax deductions until future periods. The term deferred tax asset also includes unused tax net operating losses and tax credits that we are allowed to carry forward to future years. Accounting rules permit us to carry deferred tax assets on the balance sheet at full value as long as it is "more likely than not" the deductions, losses, or credits will be used in the future. A valuation allowance must be recorded against a deferred tax asset if this test cannot be met. The accounting rules state that a company with a recent history of losses would have a difficult, perhaps impossible, time supporting a position that utilization of its deferred tax assets was more likely than not to occur.

We believe that the cumulative loss incurred by the Company in the 2008 through 2010 period represents sufficient negative evidence to determine that the establishment of a valuation allowance against certain domestic deferred tax assets is appropriate. Until an appropriate level of profitability is attained, we expect to maintain a valuation allowance on net deferred tax assets related to future U.S. and certain non-U.S. tax benefits.

Equity-Based Compensation
We account for equity-based compensation in accordance with the Financial Accounting Standards Board (FASB) authoritative guidance related to accounting for share-based payments. Under the fair value recognition provisions of this guidance, we measure equity-based compensation cost, at the grant date, based on the value of the award, which is recognized as expense over the vesting period. Determining the fair value of equity-based awards at the grant date requires several assumptions, and a change in these assumptions could materially impact equity-based compensation expense and results of operations. These assumptions include our stock's expected volatility, the risk-free interest rate, expected option term and expected dividend yield. In addition, we estimate the amount of equity-based awards that are expected to be forfeited.

Strategy and Outlook

Tellabs operates in a challenging, exciting industry. Over the past few years, wireless carriers, under competitive pressure, have aggressively invested in network infrastructure to deliver third-generation (3G) data-oriented services. As consumers embrace smartphones and new bandwidth-hungry mobile Internet applications, Tier 1 carriers need to expand the capacity of these networks to keep up with increasing mobile Internet traffic. Today, carriers have begun to deploy fourth-generation (4G) network equipment.

In the wireline sector, telecom service providers face significant competitive threats to their most profitable residential services from cable TV providers in North America and globally from the substitution of mobile services. In an effort to counter line loss and declining voice revenues in recent years, carriers have undertaken ambitious and expensive programs to transform their wireline access networks with fiber-optic technology to deliver a bundle of voice, data and video services that is competitive with or superior to that offered by competitors. After several years of aggressive spending, carriers in North America have signalled that they are moderating investment in their wireline access networks.

On the business side, wireline carriers and cable TV service providers have also introduced next-generation data technology to deliver new business-oriented voice, video and data/Internet services to their corporate customers.

Many carriers in North America have consolidated to achieve the advantages of scale needed to sustain such major network build outs. As a result, these large carriers have gained increased pricing power over equipment suppliers such as Tellabs. This consolidation has had an adverse effect on overall capital spending by carriers.

Some equipment suppliers have also consolidated to achieve the scale advantages needed to better address their consolidated customer base. Heightened competition by these suppliers has resulted in increased pricing pressure for Tellabs and some of its direct competitors on a global basis.

Expectations for capital spending levels by our customers in 2011 vary. We expect overall global capital spending to increase slightly this year as carriers continue to shift investment from delivering residential wireline services to expanding mobile network capacity.

We cannot predict how macroeconomic issues will continue to affect capital spending by our customers in 2011. While the economic environment may be challenging, we believe we are invested in the right solutions for growing markets.

The Company operates under the following strategy:

- Focusing our development activities on the fastest growing parts of our product and service portfolio: our Carrier Ethernet and Packet Core products, our Packet Optical products and our Professional Services offerings.
- Investing in growth markets where we have incumbent positions and our fastest growing products are gaining traction: Mobile, Optical and Business.

We expect that executing this strategy of directing resources to create innovative products and services will help customers succeed. As a result of higher research and development expenses, these products are not presently profitable on an operating-income basis.

Since 2005, we have actively returned capital to stockholders through stock buybacks. In 2010, we began paying quarterly cash dividends to stockholders. Given new product traction and our ability to generate positive cash flow, we have resources in place to fund both organic and inorganic growth and return capital to shareholders.

Forward-Looking Statements

Except for historical information, the matters discussed or incorporated by reference into this report, including the Management's Discussion and Analysis, may include forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect management's expectations, estimates and assumptions, based on current and available information at the time the document was prepared. These forward-looking statements include, but are not limited to, statements regarding future events, plans, goals, objectives and expectations. The words "anticipate," "believe," "estimate," "target," "expect," "predict," "plan," "possible," "project," "intend," "likely," "will," "should," "could," "may," "foreseeable," "would" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause our actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Important factors that could cause our actual results to differ materially from those in forward-looking statements include, but are not limited to: customer concentration; successful expansion into adjacent markets with new and existing products and platforms; new product acceptance and profitability; our ability to compete with larger suppliers that can provide end to end solutions; overall negative economic conditions generally and disruptions in credit and capital markets, including specific impacts of these conditions on the telecommunications industry; financial condition of telecommunications service providers, equipment vendors and contract manufacturers, including the impact of any bankruptcies; the impact of customer and vendor consolidation; integration of a new business; product demand and industry capacity; competitive products and pricing; competitive pressures from new entrants to the telecommunications industry; initiatives to improve profitability that may have financial consequences, including further restructuring charges and the ability to realize anticipated savings under such cost-reduction initiatives; exiting businesses and product areas; impairment charges and other cost cutting initiatives and related charges and costs; manufacturing efficiencies; research and new product development; protection of and access to intellectual property, patents and technology; ability to attract and retain highly qualified personnel; availability of components and critical manufacturing equipment and capacity; foreign economic conditions, including currency rate fluctuations; the regulatory and trade environment; the impact of new or revised accounting rules or interpretations, including revenue recognition requirements; availability and terms of future acquisitions; divestitures and investments; uncertainties relating to synergies; charges and expenses associated with business combinations and other transactions; and other risks and future factors that may be detailed from time to time in the Company's filings with the SEC. For a further description of such risks and future factors, see Item 1A of our most recently filed Form 10-K. Our actual future results could differ materially from those predicted in such forward-looking statements. In light of the foregoing risks, uncertainties and other factors, investors are advised not to rely on these forward-looking statements when making investment decisions. These factors are not intended to be an all-encompassing list of risks and uncertainties that may affect the operations, performance, development and results of our business. We undertake no obligation to publicly update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to future results over time. The foregoing discussion should be read in conjunction with the risk factors, financial statements and related notes and Management's Discussion and Analysis in this 2010 Annual Report.

Management's Report on Internal Control over Financial Reporting

The management of Tellabs, Inc., and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) of the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, as required by Rule 13a-15(c) of the Securities Exchange Act of 1934, as amended. In making this assessment, we used the criteria set forth in the *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under this framework, our management concluded that internal control over financial reporting was effective as of December 31, 2010. The effectiveness of internal control over financial reporting as of December 31, 2010, has been audited by Ernst & Young, LLP, an independent registered certified public accounting firm, as stated in their attestation report, which is included herein.



Robert W. Pullen
President and
Chief Executive Officer



Timothy J. Wiggins
Executive Vice President and
Chief Financial Officer

February 28, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tellabs, Inc.
We have audited the accompanying consolidated balance sheets of Tellabs, Inc. and subsidiaries (the "Company") as of December 31, 2010 and January 1, 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2010 and January 1, 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in fiscal year 2010, Tellabs, Inc. changed its method of accounting for revenue recognition as a result of the adoption of amendments to the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) resulting from Accounting Standards Update 2009-13, *Multiple-Deliverable Revenue Arrangements*, and Accounting Standards Update 2009-14, *Certain Revenue Arrangements That Include Software Elements*, both adopted effective January 2, 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2011, expressed an unqualified opinion thereon.



Ernst & Young LLP
Chicago, Illinois

February 28, 2011

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Shareholders of Tellabs, Inc.

We have audited Tellabs, Inc. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010, and January 1, 2010, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2010, and our report dated February 28, 2011, expressed an unqualified opinion thereon.



Ernst & Young LLP
Chicago, Illinois

February 28, 2011

Consolidated Statements of Operations

In millions, except per-share data	**Year Ended 12/31/10**	Year Ended 1/1/10	Year Ended 1/2/09
Revenue			
Products	**$ 1,400.0**	$ 1,295.4	$ 1,500.0
Services	**242.3**	230.3	229.0
Total revenue	**1,642.3**	1,525.7	1,729.0
Cost of Revenue			
Products	**689.3**	709.2	912.0
Services	**163.4**	150.7	156.9
Total cost of revenue	**852.7**	859.9	1,068.9
Gross Profit	**789.6**	665.8	660.1
Operating Expenses			
Research and development	**299.7**	268.7	305.2
Sales and marketing	**179.3**	165.9	170.0
General and administrative	**100.4**	101.4	101.8
Intangible asset amortization	**27.0**	24.6	23.9
Restructuring and other charges	**9.5**	11.7	40.9
Goodwill impairment	**—**	—	988.3
Total operating expenses	**615.9**	572.3	1,630.1
Operating Earnings (Loss)	**173.7**	93.5	(970.0)
Other Income			
Interest income, net	**12.6**	19.3	34.8
Other income (expense), net	**5.2**	0.4	(17.3)
Total other income	**17.8**	19.7	17.5
Earnings (Loss) Before Income Tax	**191.5**	113.2	(952.5)
Income tax (expense) benefit	**(35.9)**	0.4	22.4
Net Earnings (Loss)	**$ 155.6**	$ 113.6	$ (930.1)
Weighted Average Shares Outstanding			
Basic	**378.1**	392.5	400.1
Diluted	**382.7**	394.2	400.1
Net Earnings (Loss) Per Share			
Basic	**$ 0.41**	$ 0.29	$ (2.32)
Diluted	**$ 0.41**	$ 0.29	$ (2.32)

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

In millions, except share data	12/31/10	1/1/10
ASSETS		
Current Assets		
Cash and cash equivalents	$ 208.8	$ 154.0
Investments in marketable securities	925.7	950.8
Total cash, cash equivalents and marketable securities	1,134.5	1,104.8
Other marketable securities	213.6	252.8
Accounts receivable, net of allowances of $1.3 and $1.4	342.6	334.2
Inventories		
Raw materials	30.3	24.0
Work in process	—	3.8
Finished goods	132.0	99.9
Total inventories	162.3	127.7
Income taxes	14.8	24.2
Miscellaneous receivables and other current assets	45.0	54.4
Total Current Assets	1,912.8	1,898.1
Property, Plant and Equipment		
Land	20.8	21.2
Buildings and improvements	204.2	199.6
Equipment	422.8	415.9
Total property, plant and equipment	647.8	636.7
Accumulated depreciation	(378.5)	(366.1)
Property, plant and equipment, net	269.3	270.6
Goodwill	204.9	207.2
Intangible Assets, Net of Amortization	96.7	123.2
Other Assets	119.2	123.7
Total Assets	$ 2,602.9	$ 2,622.8
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 123.4	$ 71.5
Accrued compensation	97.2	82.0
Restructuring and other charges	7.7	9.8
Income taxes	88.4	80.8
Loan related to other marketable securities	213.6	252.8
Deferred revenue	43.0	31.3
Other accrued liabilities	89.8	81.2
Total Current Liabilities	663.1	609.4
Long-Term Restructuring Liabilities	3.1	7.2
Income Taxes	28.1	41.9
Other Long-Term Liabilities	47.1	49.4
Stockholders' Equity		
Preferred stock: authorized 5,000,000 shares of $0.01 par value; no shares issued and outstanding	—	—
Common stock: authorized 1,000,000,000 shares of $0.01 par value; 501,744,627 and 497,734,039 shares issued	5.0	5.0
Additional paid-in capital	1,547.9	1,511.2
Treasury stock, at cost: 139,243,079 and 113,457,637 shares	(1,222.1)	(1,037.9)
Retained earnings	1,422.1	1,296.8
Accumulated other comprehensive income	108.6	139.8
Total Stockholders' Equity	1,861.5	1,914.9
Total Liabilities and Stockholders' Equity	$ 2,602.9	$ 2,622.8

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

In millions	Shares	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, December 28, 2007	**418.7**	**$4.9**	**$1,459.5**	**$ (796.7)**	**$2,113.3**	**$132.3**	**$2,913.3**
Net loss					(930.1)		(930.1)
Reclassification adjustment for net gain included in net loss, net of tax of $1.5	—	—	—	—	—	(2.2)	(2.2)
Unrealized net gain on available-for-sale securities, net of tax of $(2.5)	—	—	—	—	—	2.9	2.9
Unrealized net gain on cash flow hedges, net of tax of $(2.0)	—	—	—	—	—	2.9	2.9
Unrealized net gain on net investment hedges, net of tax of $0.0	—	—	—	—	—	10.3	10.3
Foreign currency translation adjustment	—	—	—	—	—	(23.0)	(23.0)
Unrecognized prior service cost, net of tax of $0.0	—	—	—	—	—	0.2	0.2
Unrecognized net gain on retiree medical plan, net of tax of $0.0	—	—	—	—	—	1.4	1.4
Comprehensive Loss							(937.6)
Stock issued for employee stock programs	1.9	0.1	—	—	—	—	0.1
Restricted stock award activity	—	—	15.3	—	—	—	15.3
Stock option activity	—	—	11.0	—	—	—	11.0
Performance stock units	—	—	0.1	—	—	—	0.1
Purchase of treasury stock	(24.9)	—	—	(155.7)	—	—	(155.7)
Balance, January 2, 2009	**395.7**	**$5.0**	**$1,485.9**	**$ (952.4)**	**$1,183.2**	**$124.8**	**$1,846.5**
Net earnings					113.6		113.6
Reclassification adjustment for net gain included in net earnings, net of tax of $1.5	—	—	—	—	—	(3.8)	(3.8)
Unrealized net gain on available-for-sale securities, net of tax of $(1.1)	—	—	—	—	—	4.2	4.2
Unrealized net loss on cash flow hedges, net of tax of $1.1	—	—	—	—	—	(2.9)	(2.9)
Unrealized net gain on net investment hedges, net of tax of $0.0	—	—	—	—	—	2.9	2.9
Foreign currency translation adjustment	—	—	—	—	—	14.5	14.5
Unrecognized prior service cost, net of tax of $0.0	—	—	—	—	—	0.1	0.1
Comprehensive Income							128.6
Stock issued for employee stock programs	2.0	—	—	—	—	—	—
Restricted stock award activity	—	—	12.5	—	—	—	12.5
Stock option activity	—	—	8.1	—	—	—	8.1
Performance stock units	—	—	2.7	—	—	—	2.7
Fair value of stock options exchanged in acquisition	—	—	2.0	—	—	—	2.0
Purchase of treasury stock	(13.4)	—	—	(85.5)	—	—	(85.5)
Balance, January 1, 2010	**384.3**	**$5.0**	**$1,511.2**	**$(1,037.9)**	**$1,296.8**	**$139.8**	**$1,914.9**
Net earnings					**155.6**		**155.6**
Reclassification adjustment for net gain included in net earnings, net of tax of $1.8	**—**	**—**	**—**	**—**	**—**	**(2.4)**	**(2.4)**
Unrealized net loss on available-for-sale securities, net of tax of $0.2	**—**	**—**	**—**	**—**	**—**	**(0.4)**	**(0.4)**
Unrealized net gain on net investment hedges, net of tax of $(3.7)	**—**	**—**	**—**	**—**	**—**	**6.4**	**6.4**
Foreign currency translation adjustment	**—**	**—**	**—**	**—**	**—**	**(35.4)**	**(35.4)**
Unrecognized prior service cost, net of tax of $0.0	**—**	**—**	**—**		**—**	**0.1**	**0.1**
Unrecognized net gain on retiree medical plan, net of tax of $(0.2)	**—**	**—**	**—**	**—**	**—**	**0.5**	**0.5**
Comprehensive Income							**124.4**
Stock issued for employee stock programs	**4.0**	**—**	**—**	**—**	**—**	**—**	**—**
Restricted stock award activity	**—**	**—**	**17.9**	**—**	**—**	**—**	**17.9**
Stock option activity	**—**	**—**	**13.8**	**—**	**—**	**—**	**13.8**
Performance stock units	**—**	**—**	**5.0**	**—**	**—**	**—**	**5.0**
Purchase of treasury stock	**(25.8)**	**—**	**—**	**(184.2)**	**—**	**—**	**(184.2)**
Cash dividends paid	**—**	**—**	**—**	**—**	**(30.3)**	**—**	**(30.3)**
Balance, December 31, 2010	**362.5**	**$5.0**	**$1,547.9**	**$(1,222.1)**	**$1,422.1**	**$108.6**	**$1,861.5**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

In millions	Year Ended 12/31/10	Year Ended 1/1/10	Year Ended 1/2/09
Operating Activities			
Net earnings (loss)	**$ 155.6**	$ 113.6	$ (930.1)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation and amortization	**77.3**	75.3	84.5
Loss on disposal of property, plant and equipment	**0.3**	0.8	1.7
Goodwill impairment	**—**	—	988.3
Equity-based compensation	**27.0**	20.7	26.4
Deferred income taxes	**18.1**	(9.2)	(34.6)
Net (gains) losses on investments in marketable securities	**(12.2)**	(4.7)	2.8
Excess tax benefits from equity-based compensation	**(1.6)**	(0.3)	(0.1)
Restructuring and other charges	**9.5**	11.7	40.9
Other-than-temporary impairment charges on investments	**3.8**	0.4	10.7
Net changes in assets and liabilities:			
Accounts receivable	**(17.9)**	8.8	16.2
Inventories	**(35.5)**	56.4	(15.0)
Miscellaneous receivables and other current assets	**10.6**	9.4	(18.5)
Other assets	**(4.1)**	0.1	13.4
Accounts payable	**52.7**	(21.4)	1.3
Restructuring and other charges	**(13.0)**	(21.1)	(25.1)
Deferred revenue	**11.9**	(3.7)	4.6
Other accrued liabilities	**25.6**	2.8	(13.0)
Income taxes	**(16.8)**	(10.9)	(11.5)
Other long-term liabilities	**(2.5)**	1.0	(9.3)
Net Cash Provided by Operating Activities	**288.8**	229.7	133.6
Investing Activities			
Capital expenditures	**(55.6)**	(45.9)	(50.1)
Proceeds on disposals of property, plant and equipment	**0.1**	1.0	0.3
Payments for purchases of investments	**(2,217.7)**	(1,112.2)	(1,661.7)
Proceeds from sales and maturities of investments	**2,245.1**	946.2	1,894.1
Payments for acquisition, net of cash acquired	**—**	(164.7)	—
Net Cash (Used for) Provided by Investing Activities	**(28.1)**	(375.6)	182.6
Financing Activities			
Proceeds from issuance of common stock under stock plans	**8.0**	1.7	0.8
Repurchase of common stock	**(184.2)**	(85.5)	(155.7)
Excess tax benefits from equity-based compensation	**1.6**	0.3	0.1
Dividends paid	**(30.3)**	—	—
Net Cash Used for Financing Activities	**(204.9)**	(83.5)	(154.8)
Effect of Exchange Rate Changes on Cash	**(1.0)**	7.3	1.7
Net Increase (Decrease) in Cash and Cash Equivalents	**54.8**	(222.1)	163.1
Cash and Cash Equivalents at Beginning of Year	**154.0**	376.1	213.0
Cash and Cash Equivalents at End of Year	**$ 208.8**	$ 154.0	$ 376.1
Other Information			
Interest paid	**$ 1.7**	$ 1.5	$ 2.0
Income taxes paid	**$ 23.3**	$ 12.7	$ 35.7

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Business

We design, develop and support telecommunications networking products. We generate revenue principally through the sale of these products to communications service providers worldwide as both stand-alone network elements and as elements of integrated solutions. We also generate revenue by providing services to our customers.

Principles of Consolidation

Our consolidated financial statements include the accounts of Tellabs and subsidiaries. We eliminate all intercompany accounts and transactions.

Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year's presentation.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires us to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

We consider all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, marketable securities and derivatives. The carrying value of the cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value because of their short-term nature. We determine the fair value of marketable securities and derivatives based on observable inputs such as quoted prices in active markets, or other than quoted prices in active markets, that are observable either directly or indirectly. See discussion in Notes 7 and 8 regarding investments and derivatives, respectively.

Accounts Receivable Allowances

We base the reserve for allowances on an assessment of aged receivables and the collectibility of customers' accounts. We regularly review the allowance by considering factors such as customer financial strength, the age of accounts receivable balances, current economic conditions that may affect a customer's ability to pay and historical experience. As specific balances are determined to be ultimately uncollectible, they are removed from accounts receivable.

Inventories and Suppliers

We determine inventory cost using the first-in, first-out method. We value inventory at the lower of cost or market, with market determined at the lower of current replacement cost or net realizable selling price. We determine the amount of inventory that is excess and obsolete and purchase commitments in excess of requirements using estimates of future demand for individual components of raw materials and finished goods.

We outsource the manufacturing of products to third-party suppliers. Although a limited number of suppliers is used to manufacture our products, we believe other suppliers could provide similar products on comparable terms. An inability of a supplier to provide product could cause a near-term reduction of revenue, which would affect operating results adversely.

Property, Plant and Equipment

We record property, plant and equipment at cost or fair value if acquired in a business combination, less accumulated depreciation and amortization. We compute depreciation using the straight-line method. Buildings are depreciated over 25 to 40 years; building improvements over 7 years; leasehold improvements over the lesser of the life of the lease or the useful life of the asset, currently 3 to 15 years; and equipment over 3 to 10 years. We evaluate property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

Equity-Based Compensation

We recognize compensation expense for employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards over the requisite service period for the respective award.

Income Taxes

Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the consolidated financial statements. Deferred tax liabilities and assets are determined based on the differences between the book and tax bases of particular assets and liabilities as well as tax credit and operating loss carryforwards using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset deferred tax assets if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Goodwill

Goodwill impairment is reviewed annually and when impairment indicators exist. Goodwill impairment reviews are conducted in two steps, the first of which is by comparing the segment's net book value to fair value. The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions. We calculate the fair value of the segment using a blended analysis of the discounted cash flow method and the market approach of valuation. The discounted cash flow method requires us to use estimates and judgments about the future cash flows of the segment. The assumptions used in our cash flow forecasts are consistent with plans and estimates we use to manage the underlying segment. The market approach requires us to make judgments to determine comparable publicly-traded companies. See the discussion in Note 5 regarding goodwill.

Intangible Assets

Intangible assets with a finite life are made up primarily of purchased technology and customer relationships from acquisitions. These assets are amortized over their estimated useful lives and reviewed for impairment when indicators of impairment exist, such as loss of customer relationships, customer nonacceptance of products and underlying technology, and reduced product margins indicating declining operating performance or cash flows. The estimated useful lives of these assets are evaluated to determine if a change in an estimate is required. The remaining carrying value of the asset is amortized prospectively over the remaining adjusted useful life of the asset. The review for potential impairment and change in estimated useful lives requires us to use estimates and judgments of future cash flows, consistent with plans and estimates we use to manage related product cash flows.

Intangible assets with an indefinite life are made up of in-process research and development (IPR&D). IPR&D is reviewed annually for impairment or when indicators of impairment exist by comparing the asset's book value with its fair value. The process of evaluating the potential impairment of IPR&D is subjective because it requires the use of estimates and assumptions related to our cash flow projections and market acceptance.

Revenue Recognition

Determining the proper revenue recognition in our financial statements requires us to make judgments about the application of the accounting rules based on the facts and circumstances of each customer arrangement.

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price or fee is fixed or determinable, and collectibility is reasonably assured.

Contracts and customer purchase orders are generally used to determine the existence of an arrangement. Shipping terms and related documents are used to verify delivery or performance.

The Company assesses whether the sales price is fixed or determinable based on payment terms and whether the sales price is subject to refund or adjustment. If the price is not fixed or determinable, revenue is recognized as payments become due from the customer.

Collectibility is assessed based on the creditworthiness of the customer as determined by credit checks and the customer's payment history to the Company. If collectibility is not considered probable, revenue is not recognized until the payment is made.

The majority of revenue comes from product sales. We generally recognize revenue either upon shipment or upon delivery to the customer, depending on the contractual delivery terms.

Some customer agreements contain acceptance clauses that grant the customer the right to return or exchange products that do not conform to specifications. If we do not have sufficient historical evidence of customer acceptance, we recognize revenue when the conditions of acceptance have been met or the acceptance provisions lapse. When we have sufficient historical evidence that products meet the specifications, we recognize revenue upon shipment or delivery.

Some customer agreements grant the right to return or exchange product. We accrue for returns based on historical evidence of rates of return. We recognize revenue, net of potential returns, upon shipment or upon delivery of the product to the customer.

Some customer arrangements are in the form of distribution agreements, with contractual rights of return, promotional rebates, and other incentives and credits. We recognize revenue net of estimated returns and rebates, which are calculated based on contractual provisions and historical evidence of returns activity.

We also recognize revenue from deployment services, support agreements, training and professional services. Deployment services revenue results from installation of products at customer sites. Installation services, which generally occur over a short time period, are not services required for the functionality of products, as customers may purchase installation services from us, install products themselves, or hire third parties to perform the installation. We recognize revenue for deployment services upon completion. We recognize revenue from support agreements ratably over the service period. We recognize training and professional services revenue upon completion.

In October 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-13, *Multiple-Deliverable Revenue Arrangements*. The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price. The FASB also issued ASU 2009-14, *Certain Revenue Arrangements That Include Software Elements*, in October 2009. ASU 2009-14 excludes software that is contained on a tangible product from the scope of software revenue guidance if the software product bundled with the tangible product function together to deliver the product's essential functionality.

In the fourth quarter of 2010, we early adopted ASU 2009-13 and ASU 2009-14 for new and materially modified arrangements originating in fiscal 2010. Because we adopted these standards as of the beginning of 2010, the previously reported quarterly results have been revised to reflect the impact of the adoption. As a result, revenue and net earnings in the fourth quarter of 2010 increased by $8.8 million and $0.5 million, respectively. For the year 2010, revenue and net earnings increased by $9.1 million and $0.5 million, respectively. The amounts presented for revenue and net earnings for 2009 would not be materially impacted had we adopted these standards in fiscal 2009. The new standards do not generally change the units of accounting for the Company's revenue transactions and the pattern and timing of revenue recognition is not expected to have a significant effect on net sales revenues for future periods.

For fiscal 2010 and future periods, pursuant to the guidance of ASU 2009-13, when a sales arrangement contains multiple deliverables, such as product sales that include services to be performed after delivery of the product, we will account for a deliverable (or a group of deliverables) separately if (1) the delivered item(s) has stand-alone value to the customer, and (2) if we have given the customer a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) or service(s) is probable and substantially in our control.

Arrangement consideration is allocated to all deliverables based on the relative selling price using one of three methods: vendor–specific objective evidence, third-party evidence or estimated selling price. We use vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available or estimated selling price if neither vendor-specific objective evidence or third-party evidence is available.

Revenue recognition for elements delivered will be limited to the amount that is not contingent on the future delivery of products and/or services, future performance obligations or subject to customer-specified return or refund privileges.

We determine vendor-specific objective evidence of an item based on our selling price for a deliverable when sold on a stand-alone basis. Third-party evidence is determined based on a vendor's selling price for a comparable product or service on a stand-alone basis, if available. The best estimate of selling price is established based on internal factors including pricing practices, market conditions and product lifecycles.

For agreements with multiple-element arrangements entered into prior to 2010, we determined whether objective and reliable evidence of fair value for the items included in a multiple-element arrangement existed, based on whether we had vendor-specific objective evidence of the price that we sell an item for on a stand-alone basis. If we did not have vendor-specific objective evidence for the item, we used the price charged by a vendor selling a comparable product or service on a stand-alone basis to similarly situated customers, if available.

When there was objective and reliable evidence of fair value for all units of accounting in an arrangement, we allocated the arrangement consideration to the separate units of accounting based on their relative fair values. In cases where we had objective and reliable evidence of fair value for the undelivered items in an arrangement, but no such evidence for the delivered items, we allocated the arrangement consideration using the residual method. If the elements were not considered separate units of accounting, or if we could not determine the fair value of any of the undelivered elements, we deferred revenue until the entire arrangement was delivered or fair value could be determined for all undelivered units of accounting. Once we determined the amount, if any, of arrangement consideration allocable to the undelivered item(s), we applied the applicable revenue recognition policy, as described elsewhere herein, to determine when such amount may be recognized as revenue. When an arrangement includes software that is more than incidental or the arrangement includes non-software elements for which software is essential to the functionality of the element, all elements of the arrangement are accounted for using software revenue recognition guidance.

Pursuant to the guidance of ASU 2009-14, if we determine that the software products bundled with tangible products function together to deliver the product's essential functionality, we exclude them from the scope of software revenue recognition guidance.

Many customer arrangements include the right to invoice the customer for costs of shipping product to the customer's location. In these cases, we record the amount included on the customer's invoice for shipping costs as revenue. The cost of shipping products to customers is recorded as cost of revenue.

Accounting guidance allows revenue to be presented either gross or net of sales-related taxes. We record revenue net of any sales-related taxes that are billed to customers. We believe this approach results in financial statements that are more easily understood by investors.

Net Earnings Per Share

We base net earnings per share on the weighted average number of issued and outstanding common shares (basic) and the weighted average issued and outstanding common shares adjusted for assumed exercises of dilutive stock options, unvested restricted stock and unvested performance stock units (diluted). We base net earnings per share in periods of a net loss solely on basic weighted average number of common shares.

Foreign Currency Translation

We generally measure the financial statements of foreign subsidiaries using the local currency as the functional currency. In such cases, we translate assets and liabilities at exchange rates in effect at the balance sheet date, and we translate revenue and expenses at weighted average exchange rates during the year. We record the gain or loss from translating a subsidiary's stockholders' equity into U.S. dollars as foreign currency translation adjustments in *Accumulated other comprehensive income*.

Foreign Currency Transactions

We recognize foreign currency transaction gains and losses resulting from changes in exchange rates in *Other income (expense), net*.

2. New Accounting Pronouncements

In April 2010, the FASB issued new authoritative guidance on the milestone method of revenue recognition. The milestone method applies to research and development arrangements in which one or more payments are contingent upon achieving uncertain future events or circumstances. This guidance defines a milestone and provides criteria for determining whether the milestone method is appropriate. This standard is effective for milestones achieved in fiscal years beginning on or after June 15, 2010, on a prospective basis, with earlier application permitted. This standard will not have a material impact on our financial statements.

In October 2009, the FASB issued new authoritative guidance on accounting for revenue arrangements with multiple deliverables. This new standard provides principle and application guidance on whether multiple deliverables exist and how the arrangement should be separated. It also requires an entity to allocate revenue using estimated selling prices of deliverables, in the absence of vendor-specific objective evidence or third-party evidence of selling price, apportioned to each deliverable using the relative selling price method. This standard is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, on a prospective basis, with earlier application permitted. We adopted the new guidance in the fourth quarter of 2010, effective as of the beginning of 2010; therefore, the previously reported quarterly results have been revised to reflect the impact of adoption. A further discussion of the financial impact of the early adoption appears in Note 1, *Summary of Significant Accounting Policies, Revenue Recognition*.

In October 2009, the FASB issued new authoritative guidance on accounting for certain revenue arrangements that include software elements. This standard clarifies that tangible products containing software components and non-software components that function together to deliver the product's essential functionality are not within the scope of software revenue recognition guidance. This standard is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, on a prospective basis, with earlier application permitted. We adopted the new guidance in the fourth quarter of 2010, effective as of the beginning of 2010. This standard did not have a material impact on our financial statements.

3. Restructuring and Other Charges

On January 25, 2010, management initiated a restructuring plan to enable us to shift investment from TDM (Time Division Multiplexing) to Ethernet and IP (Internet Protocol) products, move our supply chain closer to suppliers, and reduce general and administrative expenses. We expect to record pretax charges through the first quarter of 2011 of approximately $9 million. The pretax charges will consist of a range of $6 million to $7 million for workforce reductions of approximately 150 employees and $3 million for facility- and asset-related charges. We recorded $6.4 million for severance and $2.6 million for facility- and asset-related charges in 2010. Cash payments under this plan are expected to be approximately $7 million. Restructuring actions under this plan are expected to be completed in the first quarter of 2011.

On July 6, 2009, management initiated a restructuring plan as we aligned costs with customer spending and market conditions at that time. Restructuring expense for 2010 was $0.5 million for severance and $0.4 million for facility- and asset-related charges. The cumulative pretax restructuring charges for this plan are $6.4 million, $6.0 million in severance charges for workforce reductions and $0.4 million for facility- and asset-related charges. By segment, total charges to date under this plan are $2.5 million for Broadband, $2.1 million for Transport, and $1.8 million for Services. The cost and cash payments under this plan were $6 million primarily for workforce reductions of approximately 150 employees. Restructuring actions under this plan are expected to be completed in the first quarter of 2011.

On February 5, 2009, management initiated a restructuring plan as we aligned costs with customer spending and market conditions at that time. By segment, total charges under this plan were $0.8 million for Broadband, $0.8 million for Transport and $0.1 million for Services. The cost and cash payments under this plan were $1.7 million for workforce reductions of 49 employees. Restructuring actions under this plan were completed in the third quarter of 2009.

During the fourth quarter of 2008, management initiated a plan that resized Tellabs business to reflect market conditions at that time. Restructuring actions under this plan included reducing future investment in access products and freeing up resources to focus on data and transport products. The pretax restructuring charges for this plan were $22.2 million, which included $9.9 million in severance charges for workforce reductions and $12.3 million for facility- and asset-related charges. By segment, total charges under this plan were $17.4 million for Broadband, $3.4 million for Transport and $1.4 million for Services. Cash payments under this plan were $15.5 million. Restructuring actions under this plan were completed in the third quarter of 2009.

During the second quarter of 2008, management initiated a plan to consolidate several facilities as a result of the discontinuation of the Tellabs® 8865 optical line terminal. The facility consolidations were also impacted by the headcount reductions that were announced in September 2007 and January 2008. We incurred $12.4 million in the Broadband segment for this plan, of which $12.3 million was for facility reductions and fixed asset write-downs and $0.1 million was for other obligations. Cash payments under this plan are expected to be $7 million. Restructuring actions under this plan were completed in the third quarter of 2008.

During the first quarter of 2008, management committed to a plan to improve gross profit margins and reduce operating expenses. The pretax restructuring charges for this plan were $11.5 million, which includes $6.8 million in severance charges for workforce reductions and $4.7 million in facility- and asset-related charges. By segment, total charges under this plan were $5.8 million for Broadband, $2.9 million for Transport and $2.8 million for Services. Total cash payments under this plan were $10 million, of which $7 million were severance-related and $3 million facility-related. Restructuring actions under this plan were completed in the first quarter of 2009.

The net reductions to restructuring expense for previous restructuring plans in 2010 and 2009 are facility-related. These net reductions are due to changes in estimates to previous restructuring plans.

The 2010 and 2009 restructuring plan balances consist of cash severance that we expect to pay through the third quarter of 2011. The balance for previous restructuring plans relates to net lease obligations that expire through 2015.

The following table summarizes restructuring and other charges recorded for the plans mentioned above, as well as adjustments to reserves recorded for prior restructurings:

In millions	2010	2009	2008
Severance and other termination benefits	$6.9	$ 6.6	$16.7
Facility and other exit costs	2.6	5.1	23.6
Other obligations	—	—	0.6
Total restructuring and other charges	$9.5	$11.7	$40.9

The following table summarizes our restructuring and other charges activity by segment during 2010 and 2009 and the status of the reserves at year-end:

In millions	Balance at 1/1/10	Restructuring Expense	Cash Payments	Other Activities[1]	Balance at 12/31/10
2010 Restructuring Plans					
Broadband	$ —	$ 5.7	$ (3.2)	$(1.1)	$ 1.4
Transport	—	3.2	(0.7)	(1.5)	1.0
Services	—	0.1	(0.1)	—	—
Subtotal 2010 Restructuring Plans	—	9.0	(4.0)	(2.6)	2.4
2009 Restructuring Plans					
Broadband	1.1	0.9	(1.0)	(0.1)	0.9
Transport	1.0	0.3	(0.9)	—	0.4
Services	1.5	(0.3)	(0.7)	—	0.5
Subtotal 2009 Restructuring Plans	3.6	0.9	(2.6)	(0.1)	1.8
Previous Restructuring Plans					
Broadband	7.7	0.3	(2.5)	—	5.5
Transport	5.7	(0.7)	(3.9)	—	1.1
Subtotal Previous Restructuring Plans	13.4	(0.4)	(6.4)	—	6.6
Total All Restructuring Plans	$17.0	$ 9.5	$(13.0)	$(2.7)	$10.8

In millions	Balance at 1/2/09	Restructuring Expense	Cash Payments	Other Activities[1]	Balance at 1/1/10
2009 Restructuring Plans					
Broadband	$ —	$ 2.3	$ (1.2)	$ —	$ 1.1
Transport	—	2.6	(1.6)	—	1.0
Services	—	2.2	(0.7)	—	1.5
Subtotal 2009 Restructuring Plans	—	7.1	(3.5)	—	3.6
2008 Restructuring Plans					
Broadband	15.9	3.8	(8.4)	(3.6)	7.7
Transport	1.5	1.0	(1.6)	(0.8)	0.1
Services	1.1	0.1	(1.2)	—	—
Subtotal 2008 Restructuring Plans	18.5	4.9	(11.2)	(4.4)	7.8
Previous Restructuring Plans					
Broadband	2.3	(0.4)	(1.7)	(0.2)	—
Transport	10.2	0.1	(4.7)	—	5.6
Subtotal Previous Restructuring Plans	12.5	(0.3)	(6.4)	(0.2)	5.6
Total All Restructuring Plans	$31.0	$11.7	$(21.1)	$ (4.6)	$17.0

[1] Other activities include the effects of currency translation, write-downs of property, plant and equipment to be disposed, as well as other changes in the reserve that do not flow through restructuring expense.

4. Business Combinations

On December 1, 2009, we acquired WiChorus, a privately held developer of mobile packet core products. We paid $180.0 million in cash for 100% of WiChorus' capital stock and vested employee stock options. Taking into account WiChorus' $15.3 million cash balance, the net cash price was $164.7 million. The acquisition enabled Tellabs, a leader in mobile backhaul networks, to expand into mobile packet core networks, deliver new applications and provide significant savings for mobile carriers. The acquisition brought a new breakthrough product to Tellabs that is purpose-built for 4G mobile networks. By combining operations and using our resources, the innovative Tellabs SmartCore® technology developed by WiChorus can be leveraged for broader market applications. Significant value is expected to be created through the sales of current and future SmartCore® products through our extensive direct and indirect sales channels.

Goodwill from this acquisition was $82.7 million, which reflects current market pricing and synergies created by combining Tellabs resources with the innovative SmartCore® technology. All goodwill was allocated to the Broadband segment and is not deductible for income tax purposes.

Intangible assets from this acquisition with an indefinite useful life, which consist of IPR&D, were $20.0 million. No amortization was recorded for indefinite life IPR&D costs in 2010 and 2009. The remaining intangible assets of $83.6 million are being amortized on a straight-line basis over a weighted average amortization period of approximately 5 years.

Components of the purchase consideration follow:

In millions	
Cash paid to WiChorus stockholders	$180.0
Fair value of unvested stock options exchanged	2.0
Purchase consideration	$182.0

We incurred $1.3 million in acquisition costs in 2009, included in *Research and development* expenses in the Statement of Operations.

We issued 628,517 Tellabs options, with a weighted average remaining vesting period of 1.5 years in exchange for unvested WiChorus employee stock options. The options had a total fair value, estimated using the Black-Scholes option pricing model, of $3.3 million, $2.0 million of which was allocated to the acquisition and $1.3 million allocated to post-acquisition employee service.

The allocation of the purchase consideration follows:

In millions	
Cash, cash equivalents and marketable securities	$ 15.3
Accounts receivable	2.0
Other current assets	1.1
Property, plant and equipment	1.4
Intangible assets	83.6
Purchased in-process research and development costs	20.0
Goodwill	82.7
Deferred tax assets	14.1
Total assets	220.2
Other current liabilities	1.7
Deferred tax liabilities	36.5
Total liabilities	38.2
Purchase consideration	$182.0

We accounted for this acquisition under the purchase method of accounting. We have included the operating results of the business in the accompanying results of operations from the date of acquisition.

5. Goodwill and Intangible Assets

Goodwill

We report operating results for three segments: Broadband, Transport and Services. Goodwill associated with the WiChorus acquisition in the fourth quarter of 2009 is allocated to the Broadband segment.

We test each operating segment for possible goodwill impairment by comparing each segment's net book value with fair value. We review goodwill annually for impairment, unless potential interim indicators exist that could result in impairment. We calculate the fair value of each segment by using a blended analysis of the present value of future discounted cash flows and the market approach of valuation. We believe the blended approach, which weighs both valuations equally, is the best method for determining fair value because this approach compensates for inherent risks associated with either model on a stand-alone basis. The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions. The discounted cash flow method requires us to use estimates and judgments about the future cash flows of the operating segments. Although we base cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage the underlying operating segments, there is significant judgment in determining the cash flows attributable to these operating segments. The market approach is based on a comparison of the Company to comparable publicly traded firms in similar lines of business. The estimates and judgments used to determine comparable companies include such factors as size, growth, profitability, risk and return on investment.

During the fourth quarter of 2010, we tested the Broadband and Services segments for possible goodwill impairment as part of our annual review. As each segment's fair value was greater than its net book value and no impairment indicators existed, further impairment tests were not deemed necessary and no impairment loss was recorded.

During the fourth quarter of 2009, we tested the Services segment for possible goodwill impairment as part of our annual review. As the Services segment's fair value was greater than its net book value and no impairment indicators existed, further impairment tests were not deemed necessary and no impairment loss was recorded.

In the third quarter of 2008, we performed an interim review on all three operating segments since market capitalization was less than book value for a sustained period and we continued to face challenging market conditions. As a result of our interim review, we recorded a goodwill impairment charge of $988.3 million, of which $594.2 million related to the Broadband segment and $394.1 million related to the Transport segment, completely eliminating their goodwill balances. The Services segment did not incur an impairment of its goodwill since the fair value of the segment was determined to be greater than the carrying value.

In 2010, we reduced goodwill by $2.0 million to reflect a tax benefit for net operating losses from the acquisition of WiChorus. As a result, total goodwill from the acquisition of WiChorus was $82.7 million. In 2009, we recorded $84.7 million of initial goodwill associated with the acquisition of WiChorus.

The allocation of goodwill and goodwill activity by segment follows:

	12/31/10				1/1/10			
In millions	Broadband	Transport	Services	Total	Broadband	Transport	Services	Total
Beginning balance	$84.7	$—	$122.5	$207.2	$ —	$—	$122.4	$122.4
Additions (reductions)	(2.0)	—	—	(2.0)	84.7	—	—	84.7
Currency translation adjustments	—	—	(0.3)	(0.3)	—	—	0.1	0.1
Ending balance	$82.7	$—	$122.2	$204.9	$84.7	$—	$122.5	$207.2

Intangible Assets

We amortize intangible assets with finite lives on a straight-line basis over their estimated useful lives. Trade names/trademarks are amortized over 4 to 12 months; customer relationships/backlog over 6 months to 9 years; non-compete agreements from 1.5 to 3 years; developed technology over 2 to 7.5 years; and leasehold estates over 4 to 10 years.

During 2010, we acquired intangible assets related to the addition of a research and development team in Vancouver, British Columbia, Canada that offers a unique talent pool to accelerate delivery of differentiated solutions to customers. As a result, we added $0.4 million related to developed technology amortized over 5 years. During 2009, we acquired intangible assets related to the purchase of WiChorus. Additions included $66.0 million related to developed technology amortized up to 7.5 years; $4.3 million for customer relationships amortized over 8 years; $0.2 million for trade names amortized over 1 year; $13.1 million for non-compete agreements amortized over 1.5 to 3 years and $20.0 million related to IPR&D. We expect the IPR&D to be technologically feasible in 2012 with an estimated useful life of approximately 5 years.

Intangible assets with finite lives are reviewed for impairment when events or circumstances indicate their carrying amount may not be recoverable. No impairment was recorded in 2010 or 2009.

Intangible assets with indefinite lives, which include IPR&D, are reviewed for impairment annually unless potential interim indicators exist that could result in impairment.

We review the estimated useful lives of intangible assets to determine if events or circumstances warrant a change in the remaining useful life of an asset.

The gross carrying amount and accumulated amortization of intangible assets subject to amortization are as follows:

In millions	12/31/10			1/1/10		
	Gross Assets[1]	Accumulated Amortization[1]	Net	Gross Assets	Accumulated Amortization	Net
Developed technology	$215.6	$(161.4)	$54.2	$215.2	$(144.1)	$ 71.1
Customer relationships/backlog	35.2	(18.6)	16.6	38.5	(17.6)	20.9
Trade names/trademarks	0.2	(0.2)	—	2.2	(2.0)	0.2
Leasehold estates	(3.2)	2.0	(1.2)	(2.9)	1.3	(1.6)
Non-compete arrangements	13.1	(6.0)	7.1	13.1	(0.5)	12.6
IPR&D	20.0	—	20.0	20.0	—	20.0
Total	$280.9	$(184.2)	$96.7	$286.1	$(162.9)	$123.2

[1] The decrease in gross assets and accumulated amortization for certain assets in 2010 from 2009 was attributable to the removal of fully amortized and utilized assets.

The estimated amortization expense of intangible assets subject to amortization for each of the next five years follows:

In millions	
2011	$20.1
2012	$17.6
2013	$15.3
2014	$10.8
2015	$ 5.3
Thereafter	$ 7.6

6. Fair Value Measurements

Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, marketable securities and derivatives. The carrying value of the cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value because of their short-term nature. We determine the fair value of marketable securities and derivatives based on observable inputs such as quoted prices in active markets, or other than quoted prices in active markets, that are observable either directly or indirectly.

Fair value is measured as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a three-tier fair value hierarchy has been established, which prioritizes the inputs used in measuring fair value as follows:

- Level 1 – Observable inputs, such as quoted prices in active markets;
- Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In determining fair value for recurring financial assets and liabilities, we separate our financial instruments into three categories: marketable securities, other marketable securities and loan related to other marketable securities, and derivative financial instruments. These assets and liabilities are all valued based on the market approach that uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Marketable Securities

We use a third-party provider to determine fair values of marketable securities. The third-party provider receives market prices for each marketable security from a variety of industry standard data providers, security master files from large financial institutions and other third-party sources with reasonable levels of price transparency. The third-party provider uses these multiple prices as inputs into a pricing model to determine a weighted average price for each security. We classify U.S. Treasury bills and bonds as Level 1 based upon quoted prices in active markets. All other marketable securities are classified as Level 2 based upon the other than quoted prices with observable market data. The type of instruments valued based upon the observable market data include U.S. government sponsored enterprise (agency) debt obligations, Federal Deposit Insurance Corporation (FDIC)-backed corporate debt obligations, investment grade corporate bonds, state and municipal debt obligations, mortgaged backed debt obligations guaranteed by the Government National Mortgage Association (GNMA), certain FDIC-backed bank certificates of deposit, foreign government debt obligations and foreign corporate debt obligations guaranteed by foreign governments.

Other Marketable Securities and Loan Related to Other Marketable Securities

We classify holdings in other marketable securities (Cisco common stock) and the related loan as Level 1 in the fair value hierarchy. We classify these as Level 1 since they are actively traded through a governed exchange.

Derivative Financial Instruments

Our foreign currency forward contracts are executed as exchange-traded. Market participants can be described as large money center or regional banks. Exchange-traded derivatives typically fall within Level 1 or Level 2 in the fair value hierarchy depending on whether they are deemed to be actively traded or not.

We have elected to value derivatives as Level 2, using observable market data at the measurement date and standard valuation techniques to convert future amounts to a single present amount (discounted). Mid-market pricing is used as a practical expedient for fair value measurements. Key inputs for currency derivatives are the spot rate, interest rates and credit derivative markets. The spot rate for each currency is the same spot rate used for all balance sheet translations at the measurement date. The following values are calculated from commonly quoted intervals available from a third-party financial information provider. Forward points and LIBOR rates are used to calculate a discount rate to apply to assets and liabilities. One-year credit default swap spreads are used to discount derivative assets, all of which have final maturities of less than 12 months. We calculate the discount to the derivative liabilities to reflect the potential credit risk to lenders and have used the spread over LIBOR based on the credit risk of our counterparties. Each asset is individually discounted to reflect our potential credit risk and we have used the spread over LIBOR based on similar credit risk. We do not adjust the fair value for immaterial credit risk.

We have applied a valuation method for financial assets and liabilities and recurring non-financial assets consistently during this period and prior periods. The following table sets forth by level within the fair value hierarchy "Financial instruments owned at fair value." Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Assets and liabilities measured at fair value on a recurring basis are:

	Fair Value Measurements at December 31, 2010			
In millions	Balance at 12/31/10	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments in marketable securities				
U.S. government debt obligations	$ 258.4	$258.4	$ —	$—
Corporate debt obligations guaranteed by FDIC	102.6	—	102.6	—
Corporate debt obligations	95.9	—	95.9	—
Mortgaged backed debt obligations guaranteed by GNMA	175.1	—	175.1	—
Certificates of deposit guaranteed by FDIC	3.3	—	3.3	—
Foreign government debt obligations	202.1	—	202.1	—
Foreign corporate debt obligations guaranteed by foreign governments	88.3	—	88.3	—
Subtotal	925.7	258.4	667.3	—
Other marketable securities	213.6	213.6	—	—
Derivative financial instruments	0.2	—	0.2	—
Total assets	$1,139.5	$472.0	$667.5	$—
Liabilities				
Loan related to other marketable securities	$ 213.6	$213.6	$ —	$—
Derivative financial instruments	1.0	—	1.0	—
Total liabilities	$ 214.6	$213.6	$ 1.0	$—

In millions	Fair Value Measurements at January 1, 2010			
	Balance at 1/1/10	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments in marketable securities				
U.S. government debt obligations	$ 223.9	$223.9	$ —	$—
U.S. government-sponsored enterprise (agency) debt obligations	32.6	—	32.6	—
Municipal tax-exempt debt obligations	47.3	—	47.3	—
Corporate debt obligations guaranteed by FDIC	163.7	—	163.7	—
Corporate debt obligations	41.4	—	41.4	—
Mortgaged backed debt obligations guaranteed by GNMA	129.8	—	129.8	—
Certificates of deposit guaranteed by FDIC	8.6	—	8.6	—
Foreign government debt obligations	267.0	—	267.0	—
Foreign corporate debt obligations guaranteed by foreign governments	36.5	—	36.5	—
Subtotal	950.8	223.9	726.9	—
Other marketable securities	252.8	252.8	—	—
Derivative financial instruments	1.3	—	1.3	—
Total assets	$1,204.9	$476.7	$728.2	$—
Liabilities				
Loan related to other marketable securities	$ 252.8	$252.8	$ —	$—
Derivative financial instruments	1.9	—	1.9	—
Total liabilities	$ 254.7	$252.8	$ 1.9	$—

7. Investments

We account for investments in marketable securities at fair value, with the unrealized gain or loss, less deferred income taxes, shown as a separate component of stockholders' equity. We base realized gains and losses on specific identification of the security sold. At December 31, 2010, and January 1, 2010, available-for-sale marketable securities consisted of the following:

In millions	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
December 31, 2010				
U.S. government debt obligations	$259.0	$0.1	$(0.7)	$258.4
Corporate debt obligations guaranteed by FDIC	102.3	0.3	—	102.6
Corporate debt obligations	95.6	0.5	(0.2)	95.9
Mortgaged backed debt obligations guaranteed by GNMA	175.5	0.8	(1.2)	175.1
Certificates of deposit guaranteed by FDIC	3.3	—	—	3.3
Foreign government debt obligations	201.4	1.6	(0.9)	202.1
Foreign corporate debt obligations guaranteed by foreign governments	87.8	0.6	(0.1)	88.3
Total	$924.9	$3.9	$(3.1)	$925.7

In millions	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
January 1, 2010				
U.S. government debt obligations	$223.6	$0.5	$(0.2)	$223.9
U.S. government-sponsored enterprise (agency) debt obligations	32.3	0.3	—	32.6
Municipal tax-exempt debt obligations	46.9	0.4	—	47.3
Corporate debt obligations guaranteed by FDIC	162.2	1.6	(0.1)	163.7
Corporate debt obligations	40.9	0.5	—	41.4
Mortgaged backed debt obligations guaranteed by GNMA	128.8	1.5	(0.5)	129.8
Certificates of deposit guaranteed by FDIC	8.6	—	—	8.6
Foreign government debt obligations	264.7	2.7	(0.4)	267.0
Foreign corporate debt obligations guaranteed by foreign governments	35.9	0.6	—	36.5
Total	$943.9	$8.1	$(1.2)	$950.8

Of the available-for sale debt obligations at December 31, 2010, $134.3 million have contractual maturities of less than 12 months, $616.3 million have contractual maturities of greater than one year up to five years and $175.1 million have contractual maturities greater than five years.

Gross unrealized gains and losses related to fixed-income securities were caused by interest rate fluctuations. We review investments held with unrealized losses to determine if the loss is other-than-temporary. We evaluated near-term prospects of the security in relation to the severity and duration of the unrealized loss. We also assessed our intent to sell the security, whether it is more likely than not that the security will be required to be sold before recovery, or the security is not expected to recover its entire amortized cost basis. Based on our review, we do not intend to sell these securities and believe that they will recover their entire amortized cost basis; therefore, we do not consider these investments to be other-than-temporarily impaired at December 31, 2010. No other-than-temporary impairments were recorded in 2010 and 2009. We recognized other-than-temporary impairments of $0.8 million for the year ended January 2, 2009.

Investments in marketable securities with unrealized losses at December 31, 2010, and January 1, 2010, were as follows:

	Unrealized Loss Less than 12 months		Unrealized Loss Greater than 12 months		Total	
In millions	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2010						
U.S. government debt obligations	$218.6	$(0.7)	$ —	$ —	$218.6	$(0.7)
Corporate debt obligations	47.5	(0.2)	—	—	47.5	(0.2)
Mortgaged backed debt obligations guaranteed by GNMA	115.7	(1.2)	—	—	115.7	(1.2)
Foreign government debt obligations	92.9	(0.9)	—	—	92.9	(0.9)
Foreign government debt obligations guaranteed by foreign governments	32.6	(0.1)	—	—	32.6	(0.1)
Total	$507.3	$(3.1)	$ —	$ —	$507.3	$(3.1)
January 1, 2010						
U.S. government debt obligations	$ 48.6	$(0.2)	$ —	$ —	$ 48.6	$(0.2)
Corporate debt obligations guaranteed by FDIC	15.9	(0.1)	—	—	15.9	(0.1)
Mortgaged backed debt obligations guaranteed by GNMA	39.9	(0.5)	—	—	39.9	(0.5)
Foreign government debt obligations	94.8	(0.4)	—	—	94.8	(0.4)
Total	$199.2	$(1.2)	$ —	$ —	$199.2	$(1.2)

The following table presents gross realized gains and losses related to fixed income investments:

In millions	2010	2009	2008
Gross realized gains	$14.9	$ 6.0	$ 19.3
Gross realized losses[1]	(2.7)	(1.3)	(22.9)
Total	$12.2	$ 4.7	$ (3.6)

[1] Includes other-than-temporary impairments of $0.8 million for the year ended January 2, 2009.

As a result of the acquisition of Advanced Fibre Communications, Inc. (AFC) in 2004, we acquired 10.6 million shares of Cisco common stock, shown as *Other marketable securities* in *Current Assets.* AFC owned this stock as a result of its investment in privately held Cerent Corporation, which was acquired by Cisco in 1999. In 2000, AFC entered into two three-year hedge contracts, pledging all of the Cisco stock to secure the obligations under the contracts. When the hedge contracts matured in 2003, AFC entered into stock loan agreements with a lender, borrowing 10.6 million shares of Cisco stock to settle the hedge contracts on the Cisco stock. The aggregate amount of the fair values of those stock loans is reflected as a current liability on our balance sheets as of December 31, 2010, and January 1, 2010. The values of both the asset and liability move in tandem with each other since each is based on the number of shares we hold at the current stock price. *Other marketable securities* and *Loan related to other marketable securities* was $213.6 million at a market price of $20.23 per share at December 31, 2010, and $252.8 million at a market price of $23.94 per share at January 1, 2010. The fees associated with the stock loan agreement were $1.5 million in 2010 and 2009 and $1.7 million in 2008.

In addition to the above investments, we maintain investments in partnerships and start-up technology companies. We record these investments in *Other Assets,* at cost. These investments totaled $6.3 million at December 31, 2010, and $7.2 million at January 1, 2010. We review each investment quarterly, including historical and projected financial performance, expected cash needs and recent funding events. We recognize other-than-temporary impairments if the market value of the investment is below its cost basis for an extended period of time or if the issuer has experienced significant financial declines or difficulties in raising capital to continue operations. Other-than-temporary impairments were $3.8 million for the year ended December 31, 2010, $0.4 million for the year ended January 1, 2010, and $9.9 million for the year ended January 2, 2009. Other-than-temporary impairments are included in *Other income (expense), net* in the Consolidated Statements of Operations.

8. Derivative Financial Instruments

Financial Contracts and Market Risk

We conduct business on a global basis in U.S. and foreign currencies subjecting us to risks associated with fluctuating foreign exchange rates. To mitigate these risks, we use derivative foreign exchange contracts to address nonfunctional exposures that are expected to be settled in one year or less. The derivative foreign exchange contracts consist of foreign currency forward and option contracts.

Derivative financial contracts involve elements of market and credit risk. The market risk that results from these contracts relates to changes in foreign currency exchange rates, which generally are offset by changes in the value of the underlying assets or liabilities being held. Credit risk relates to the risk of nonperformance by a counterparty to one of our derivative contracts. We do not believe there is a significant credit risk associated with our hedging activities. We monitor the counterparties' credit ratings and other market data to minimize credit risk. In addition, we also limit the aggregate contract amount entered into with any one financial institution to mitigate credit risk.

Cash Flow Hedges

We use foreign currency forward and option contracts, designated as cash flow hedges, to mitigate currency risk related to an imbalance of nonfunctional currency denominated costs and related revenue. We conduct monthly effectiveness tests of these hedging relationships on a spot-to-spot basis, excluding forward points. Effective gains and losses from derivative contracts are recorded in *Accumulated other comprehensive income* until the underlying transactions occur, at which time they are reclassified to *Total cost of revenue.* Ineffectiveness is recorded to *Other income (expense), net.* If it becomes probable that an anticipated transaction that is hedged will not occur, we immediately reclassify the gains or losses related to that hedge from *Accumulated other comprehensive income* to *Other income (expense), net.* At December 31, 2010, we did not have any cash flow hedges outstanding. We continue to monitor the Company's overall currency exposure and may elect to add additional cash flow hedges in the future if deemed necessary.

Balance Sheet Hedges (Non-designated Hedges)

Short-term monetary assets and liabilities denominated in currencies other than the functional currency of the Tellabs entity entering into the transaction are remeasured through income as foreign currency rates fluctuate. Changes in the value of derivative contracts intended to offset these fluctuations are also recorded in income. These derivative contracts are not designated as hedges. At December 31, 2010, we held non-designated foreign currency forward contracts in eleven currencies, with a gross notional equivalent of $120.8 million.

Net Investment Hedges

We entered into three-month foreign currency forward contracts, designated as net investment hedges, to hedge a portion of our net investment in one of our foreign subsidiaries to preserve the U.S. dollar value of our Euro cash. Effective changes in the fair value of these contracts due to exchange rate fluctuations are recorded within *Accumulated other comprehensive income*. Those amounts will be reflected in income only when we dispose of the investment in the foreign subsidiary. We conduct monthly effectiveness tests of net investment hedges on a spot-to-spot basis, excluding forward points, and any measurement of ineffectiveness is recorded in income. As of December 31, 2010, we had a net unrealized gain of $16.8 million in *Accumulated other comprehensive income*, which includes a net gain of $17.6 million related to settled contracts and a net loss of $0.8 million related to unsettled contracts. We held net investment hedges with a notional value of 65 million Euros at the end of 2010.

The fair value of derivative instruments in the Consolidated Balance Sheet as of December 31, 2010, was as follows:

In millions	Asset Derivatives Reported in Miscellaneous Receivables and Other Current Assets	Liability Derivatives Reported in Other Accrued Liabilities
Cash flow and net investment hedges	$ —	$(0.8)
Balance sheet hedges (Non-designated hedges)	0.2	(0.2)
Total derivatives	$0.2	$(1.0)

The fair value of derivative instruments in the Consolidated Balance Sheet as of January 1, 2010, was as follows:

In millions	Asset Derivatives Reported in Miscellaneous Receivables and Other Current Assets	Liability Derivatives Reported in Other Accrued Liabilities
Cash flow and net investment hedges	$0.9	$(1.6)
Balance sheet hedges (Non-designated hedges)	0.4	(0.3)
Total derivatives	$1.3	$(1.9)

The effect of derivative instruments designated as hedging instruments on the Consolidated Statements of Operations for the years ended December 31, 2010, January 1, 2010, and January 2, 2009, was as follows:

In millions	Gain (Loss) Recognized in Accumulated OCI, net (Effective Portion)		
	2010	2009	2008
Cash flow hedges	$1.8	$(3.0)	$ 2.7
Net investment hedges	$6.5	$ 2.9	$10.3

In millions	Gain (Loss) Reclassified from Accumulated OCI into Total Cost of Revenue (Effective Portion)		
	2010	2009	2008
Cash flow hedges	$0.6	$1.9	$(1.0)

In millions	Loss Recognized in Other Income (Expense), net: Excluded from Effectiveness Testing Gain (Loss)		
	2010	2009	2008
Cash flow hedges	$—	$(0.3)	$(0.5)
Net investment hedges	$—	$(0.5)	$(0.6)

The effect of derivative instruments not designated as hedging instruments on the Consolidated Statements of Operations for the years ended December 31, 2010, January 1, 2010, and January 2, 2009, was as follows:

In millions	Loss Recognized in Other Income (Expense), net[1]		
	2010	2009	2008
Foreign currency forward and option contracts	$(8.7)	$(3.2)	$(2.4)

[1] The gain or loss from changes in the fair value of the derivative contracts is primarily offset by gains or losses of the underlying transactions being hedged.

9. Product Warranties

We provide warranties for all of our products. The specific terms and conditions of those warranties vary depending on the product. We provide a basic limited warranty, including parts and labor, for all products, except access products, for periods ranging from 90 days to 5 years. The basic limited warranty for access products covers parts and labor for periods ranging from 2 to 6 years.

The estimate of warranty liability involves many factors, including the number of units shipped, historical and anticipated rates of warranty claims, and cost per claim. We periodically assess the adequacy of the recorded warranty liability and adjust the amounts as necessary. The decline in accruals for product warranties during 2010 represents a lower cost per unit of repair, lower anticipated rates of warranty claims and lower out of the ordinary warranty claims. The decline in accruals for product warranties during 2009 represents a lower number of units shipped and lower anticipated rates of warranty claims. Other adjustments to accruals for product warranties represent reductions due to favorable experience to previous estimates.

We classify the portion of warranty liability that we expect to incur in the next 12 months as a current liability. We classify the portion of warranty liability that we expect to incur more than 12 months in the future as a long-term liability.

Product warranty liabilities are as follows:

In millions	12/31/10	1/1/10	1/2/09
Balance – beginning of year	$ 31.4	$ 39.3	$ 49.1
Accruals for product warranties	6.1	12.1	12.8
Settlements	(4.6)	(7.6)	(13.0)
Other adjustments to accruals for product warranties	(13.5)	(12.4)	(9.6)
Balance – end of year	$ 19.4	$ 31.4	$ 39.3
Balance sheet classification at end of year			
Other accrued liabilities	$ 7.5	$ 13.7	$ 19.1
Other long-term liabilities	11.9	17.7	20.2
Total product warranty liabilities	$ 19.4	$ 31.4	$ 39.3

10. Equity-Based Compensation

The Tellabs, Inc. Amended and Restated 2004 Incentive Compensation Plan (2004 Plan) provides for the grant of short-term and long-term incentives, including stock options, stock appreciation rights (SARs), restricted stock and performance stock units (PSUs). Equity-based grants vest over one to four years, with the majority vesting over a three year period. We recognize compensation expense for stock options and restricted stock on a straight-line basis over the service period based on the fair value on the grant date. Stock options and SARs granted but unexercised expire 10 years from the grant date. Stockholders previously approved 53,889,977 shares for grant under the 2004 Plan, of which 23,953,591 remain available for grant at December 31, 2010.

Stock Options

We estimate the fair value of stock options using the Black-Scholes option-pricing model. This model requires the use of assumptions that will have a significant impact on the fair value estimate. The following table summarizes the assumptions used to compute the weighted average fair value of stock option grants:

	2010	2009	2008
Expected volatility	42.0%	47.2%	46.3%
Risk-free interest rate	2.1%	2.0%	3.0%
Expected term (in years)	5.3	4.5	4.5
Expected dividend yield	1.0%	0.0%	0.0%

We based our calculation of expected volatility on a combination of historical and implied volatility for options granted. We based the risk-free interest rate on the U.S. Treasury yield curve in effect at the date of grant. We estimated the expected term of the options using their vesting period, post-vesting employment termination behavior and historical exercise patterns. We based the expected dividend yield on the option's exercise price and annualized dividend rate at the date of grant.

The following is a summary of stock option activity during 2010, and status at December 31, 2010:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding – beginning of year	30,690,567	$14.81		
Granted	2,004,880	$ 8.05		
Exercised	(1,524,325)	$ 5.24		
Forfeited/expired	(4,319,158)	$37.62		
Outstanding – end of year	26,851,964	$11.18	3.8	$10.8
Exercisable – end of year	23,063,678	$11.95	3.0	$ 7.0
Shares expected to vest	26,617,575	$11.21	3.8	$10.7

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on our closing stock price as of December 31, 2010, that the option holders would have received had all holders exercised their options as of that date. The aggregate intrinsic value of exercised stock options was $4.5 million in 2010, $0.3 million in 2009 and $0.9 million in 2008.

The weighted average fair value of stock options granted was $2.97 in 2010, $2.12 in 2009 and $2.20 in 2008.

Cash-Settled Stock Appreciation Rights

The 2004 Plan provides for the granting of cash-settled SARs in conjunction with, or independent of, the stock options under the 2004 Plan. These SARs allow the holder to receive in cash the difference between the cash-settled SARs' grant price (the market value of our stock on the grant date) and the market value of our stock on the date the holder exercises the SAR. These cash payments were negligible in 2010, 2009 and 2008. The following is a summary of cash-settled SARs activity in 2010:

	Shares	Weighted Average Exercise Price
Outstanding – beginning of year	340,489	$7.92
Granted	150,875	$7.09
Vested	(10,756)	$5.13
Forfeited/expired	(35,375)	$7.66
Outstanding – end of year	445,233	$7.73

Restricted Stock

The fair market value of restricted stock vested was $16.9 million in 2010, $9.5 million in 2009 and $7.1 million in 2008. The weighted average grant date fair value of restricted stock was $8.68 per share in 2010, $5.28 per share in 2009 and $5.46 per share in 2008. Restricted stock activity for 2010 follows:

	Shares	Weighted Average Grant Date Fair Value
Non-vested – beginning of year	4,556,970	$5.67
Granted	3,052,356	$8.68
Vested	(2,066,790)	$6.06
Forfeited	(170,119)	$6.65
Non-vested – end of year	5,372,417	$7.19

Performance Stock Units

The 2004 Plan provides for the granting of PSUs. We granted 1,145,723 PSUs in 2010, 959,100 PSUs in 2009 and 777,000 PSUs in 2008. The PSUs granted in 2010 entitle the recipients to receive shares of our common stock commencing in March 2011, contingent on the achievement of operating earnings targets and strategic goals or on the achievement of revenue targets and strategic goals for the 2010 fiscal year. Following achievement of these measures and subject to continued employment, one-third of such shares will be issued in annual installments in March 2011, March 2012 and March 2013. At maximum target performance, we will issue two shares for each PSU granted. The weighted average price of PSUs granted in 2010 was $7.72 per share. The number of PSUs to be issued in the first quarter of fiscal 2011 for the 2010 fiscal year is anticipated to be 1.25 shares for each PSU granted, subject to continued employment.

The PSUs granted in 2009 entitle the recipients to receive shares of our common stock commencing in March 2010, contingent on the achievement of operating earnings targets for the 2009 fiscal year. Based on 2009 operating earnings of $154 million (excluding the impact of our acquisition of WiChorus, Inc.), 165% of the PSUs were earned and 1.65 shares for each PSU (596,506 additional shares) granted will be paid out, subject to continued employment. We issued one-third of the total shares (504,734 shares) in the first quarter of 2010 and generally, one-third of such shares will be issued in annual installments in March 2011 and March 2012. The weighted average price of PSUs granted in 2009 was $3.75 per share.

The PSUs granted in 2008 would have entitled the recipients to receive shares of our common stock commencing in March 2009, contingent on the achievement of company operating earnings and revenue-based targets for the 2008 fiscal year. None of the 2008 grants were earned, since 2008 performance fell below threshold performance. The weighted average price of PSUs granted in 2008 was $5.40 per share.

PSU activity for 2010 follows:

	Shares	Weighted Average Grant Date Fair Value
Non-vested – beginning of year	917,700	$3.75
Granted[1]	1,742,229	$6.36
Vested	(504,734)	$3.75
Forfeited	(27,877)	$6.44
Non-vested – end of year	2,127,318	$5.86

1 This includes the additional 596,506 shares from the 2009 grant that were earned based on 2009 operating earnings.

Equity-Based Compensation Expense

The following table sets forth the total equity-based compensation expense resulting from stock options, SARs, restricted stock, and PSUs by line item on the income statement:

In millions	2010	2009	2008
Cost of revenue – products	$ 2.0	$ 1.7	$ 2.3
Cost of revenue – services	2.3	2.2	3.3
Research and development	8.4	6.0	8.9
Sales and marketing	5.2	4.2	5.2
General and administrative	9.1	6.6	6.7
Equity-based compensation expense before income taxes	27.0	20.7	26.4
Income tax benefit	(8.6)	(0.5)	(5.7)
Total equity-based compensation expense after income taxes	$18.4	$20.2	$20.7

The following table sets forth the total equity-based compensation expense by type:

In millions	2010	2009	2008
Stock options	$ 5.1	$ 5.4	$11.0
Cash settled SARS	0.2	0.1	—
Restricted stock	17.0	12.5	15.3
Performance stock units	4.7	2.7	0.1
Total	$27.0	$20.7	$26.4

As of December 31, 2010, we had $37.6 million of unrecognized equity-based compensation cost that we expect to recognize over a weighted average period of 2.0 years.

11. Employee Benefit and Retirement Plans

401(k) Plans

Our U.S.-based employees may participate in the Tellabs 401(k) Plan. Upon meeting eligibility requirements, we match (dollar-for-dollar) up to the first 4% of the employee's contribution. Both employee and employer contributions are vested immediately. The plan provides for a discretionary Company contribution, which is subject to Board of Directors approval and is funded entirely by the company. The amount of the contribution, if approved, is based on a percent of pay for a specific period. All 401(k) eligible employees actively employed on the last business day of the declared period are immediately eligible to receive this fully vested contribution. The investment of these funds follows the participants' elections on file for the program. The Board of Directors approved a 2% contribution in 2010, 2009 and 2008. We maintain similar plans for the benefit of eligible employees at most subsidiaries outside North America.

Contributions to these programs were $27.5 million in 2010, $26.5 million in 2009 and $25.6 million in 2008.

Deferred Income Plan

We provide a Deferred Income Plan that permits certain officers and management employees to defer portions of their compensation. As of December 31, 2010, the $20.7 million long-term portion of the deferred income obligation is included in *Other Long-Term Liabilities* and the $2.0 million current portion is included in *Other accrued liabilities*. Adjustments to reflect changes in the fair value of the amount owed to the employee are made to the applicable liability account with a corresponding charge (or credit) to compensation expense.

Retiree Medical Plan

We maintain a defined-benefit Retiree Medical Plan. Under the plan, we provide qualified retirees with a subsidy to offset their insurance premiums and allow the retirees to participate in the Company-sponsored health-care plan. We made no contributions in 2010 or 2009. We currently do not anticipate making a contribution to the plan in 2011, as it is adequately funded.

The following table summarizes benefit obligations, plan assets and funded status of the Retiree Medical Plan:

In millions	12/31/10	1/1/10
Change in benefit obligation		
Accumulated postretirement benefit obligation – beginning of year	$ 10.1	$ 9.1
Service cost	0.7	0.6
Interest cost	0.5	0.6
Actuarial gain	(0.8)	—
Benefits paid	(0.2)	(0.2)
Accumulated postretirement benefit obligation – end of year	$ 10.3	$ 10.1
Change in plan assets		
Assets at fair value – beginning of year	$ 9.5	$ 8.8
Return on plan assets	0.8	1.0
Benefits paid	(0.2)	(0.3)
Assets at fair value – end of year	$ 10.1	$ 9.5
Funded status	$ (0.2)	$ (0.6)

Our investment strategy for the plan's assets focuses on asset allocation and diversification. As a result, the assets are diversified across asset classes to achieve a conservative risk profile approximating the risk of a fixed income portfolio. The plan's assets were 47% invested in a guaranteed income fund, 28% invested in equity securities and 25% invested in fixed income securities at December 31, 2010. The plan's assets were 62% invested in a guaranteed income fund, 21% invested in equity securities and 17% invested in fixed income securities at January 1, 2010. The actuarial gain in 2010 was caused primarily by demographic changes.

We use the three-tier fair value hierarchy to measure the fair value of these investments. We classify the guaranteed fund as a Level 2 asset because the fund's value is based on the contract value as determined by the custodian. The other assets are classified as Level 1 because they are invested in highly liquid, publicly traded securities which are valued daily using quoted prices in active markets.

The following table presents by level, within the fair value hierarchy, the value of assets of the Retiree Medical Plan at December 31, 2010 and January 1, 2010:

Fair Value Measurements at December 31, 2010				
In millions	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance
Equity securities	$2.8	$ —	$—	$ 2.8
Fixed income securities	2.5	—	—	2.5
Guaranteed income fund	—	4.8	—	4.8
Total assets	$5.3	$4.8	$—	$10.1

Fair Value Measurements at January 1, 2010				
In millions	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance
Equity securities	$2.0	$ —	$—	$2.0
Fixed income securities	1.6	—	—	1.6
Guaranteed income fund	—	5.9	—	5.9
Total assets	$3.6	$5.9	$—	$9.5

The following table summarizes components of net periodic benefit cost of the Retiree Medical Plan:

In millions	2010	2009	2008
Components of net periodic postretirement benefit cost			
Service cost	$ 0.7	$ 0.6	$ 0.9
Interest cost	0.5	0.6	0.6
Expected return on assets	(0.6)	(0.6)	(0.6)
Amortization of actuarial gain	(0.3)	(0.3)	(0.2)
Amortization of unrecognized prior service cost	0.1	0.1	0.1
Net periodic postretirement benefit cost	$ 0.4	$ 0.4	$ 0.8
Curtailment	—	—	(0.6)
Total cost for the year	$ 0.4	$ 0.4	$ 0.2

The curtailment of $0.6 million in 2008 was primarily due to the reduction of employees during 2008. We amortize the prior service cost using a straight-line method over the average remaining years of service to full eligibility for benefits of the active Retiree Medical Plan participants. We expect to amortize $0.1 million of unrecognized prior service cost and $0.2 million of actuarial gain in 2011.

The following table summarizes the weighted average assumptions used to determine benefit costs and benefit obligations:

	2010	2009	2008
Discount rate used to determine benefit costs	6.00%	6.75%	6.75%
Discount rate used to determine benefit obligation	5.75%	6.00%	6.75%
Expected long-term rate of return on assets	6.50%	6.50%	7.00%

There is no trend rate assumption required for this plan because all liabilities are related to a fixed-dollar subsidy and are not related to medical claims. Therefore, any change in future medical inflation trends or assumptions will not affect the liabilities of this plan.

The discount rates used to determine benefit costs and benefit obligations were based on hypothetical zero coupon corporate bond yield curves that replicate the cash flows of the plan. The discount rate used decreased in 2010 and 2009 due to the decrease in the hypothetical zero coupon corporate bond yield curve.

We study historical markets and preserve long-term historical relationships between equities and fixed-income securities consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. We evaluate current market factors, such as inflation and interest rates, before determining long-term capital market assumptions. The long-term portfolio return is established via a building-block approach with proper consideration of diversification and rebalancing. We review peer data and historical returns to check for reasonableness and appropriateness.

The following table presents estimated future benefit payments for the Retiree Medical Plan as of December 31, 2010:

In millions	
2011	$0.3
2012	$0.3
2013	$0.3
2014	$0.4
2015	$0.4
2016–2020	$3.3

There is $0.3 million of unrecognized prior service cost, net of tax, and $3.7 million of unrecognized net gain, net of tax, in *Accumulated other comprehensive income* at December 31, 2010.

12. Income Taxes

Components of earnings (loss) before income taxes are as follows:

In millions	2010	2009	2008
Domestic source	$134.9	$ 4.1	$(1,042.6)
Foreign source	56.6	109.1	90.1
Earnings (loss) before income tax	$191.5	$113.2	$ (952.5)

The provision for income tax (expense) benefit consists of the following:

In millions	2010	2009	2008
Current			
Federal	$ (3.4)	$ 10.5	$ 25.7
State	(2.9)	(1.8)	(0.1)
Foreign	(13.1)	(17.0)	(33.6)
Subtotal	(19.4)	(8.3)	(8.0)
Deferred			
Federal and state	(10.2)	24.9	17.4
Foreign	(6.3)	(16.2)	13.0
Subtotal	(16.5)	8.7	30.4
Total income tax (expense) benefit	$ (35.9)	$ 0.4	$ 22.4

Deferred tax assets (liabilities) for 2010 and 2009 consist of the following:

In millions	12/31/10	1/1/10
Deferred tax assets		
Net operating loss and tax credit carryforwards	$128.2	$ 156.3
Deferred employee benefit expenses	36.5	30.0
Amortizable intangibles	32.4	34.3
Inventory reserves	24.6	25.5
Accrued liabilities	22.4	29.0
Deferred compensation plan	12.9	12.5
Restructuring accruals	3.5	5.8
Deferred revenue and advance payments	2.2	1.4
Fixed assets and depreciation	1.2	8.6
Other	12.8	9.3
Deferred tax assets	$276.7	$ 312.7
Deferred tax liabilities		
Unrealized gain on marketable securities	$(195.3)	$(197.5)
Other	(8.1)	(6.4)
Deferred tax liabilities	$(203.4)	$(203.9)
Valuation allowance	$ (71.7)	$ (93.8)
Net deferred tax assets	$ 1.6	$ 15.0

The net deferred income tax asset decreased from $15.0 million at January 1, 2010, to $1.6 million at December 31, 2010. The $13.4 million change is attributable to a reduction in U.S. valuation allowance as a result of current year activity, the utilization of net operating losses and credits, partially offset by an increase in foreign valuation allowance attributable to foreign operations during the year. The deferred tax liability includes $195.2 million representing taxes that will be due on certain hedge contract gains upon termination of our *Loan related to other marketable securities.*

A reconciliation of the reported effective income tax rates to the domestic federal income tax rate is as follows:

In percentages	2010	2009	2008
Statutory Federal income tax rate	35.0%	35.0%	35.0%
Valuation allowance on net domestic deferred tax assets	(11.6)	(31.8)	(8.7)
State income tax, net of federal benefits[1]	(4.9)	0.5	0.6
Foreign earnings taxed at different rates	1.8	0.5	1.7
Research and development credits	(1.4)	(4.8)	1.5
Nondeductible equity-based compensation expense	0.3	1.2	(0.8)
Interest related to prior year tax matters	0.3	0.5	(0.3)
Tax exempt interest	(0.1)	(0.3)	0.2
Goodwill impairment	—	—	(29.5)
Loss on investment in subsidiary	—	—	2.9
Other, net	(0.6)	(1.1)	(0.2)
Effective income tax rate	18.8%	(0.3)%	2.4%

[1] In 2010, state income tax, net of federal benefits, reflects a benefit of $9.4 million, including interest, related to the reversal of reserves no longer required due to a lapse in the statute of limitations.

Deferred Tax Valuation Allowance

A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. During the year ended December 31, 2010, earnings from domestic operations enabled the company to utilize significant U.S. deferred tax assets related to net operating loss and tax credit carryforwards such that a valuation allowance on net U.S. deferred tax assets is no longer required. We continue to maintain a valuation allowance against deferred tax assets related to tax benefits from U.S. capital loss carryforwards and certain state as well as non-U.S. net operating losses and tax credit carryforwards. Until an appropriate level of profitability is attained, we expect to maintain a valuation allowance on our net state and certain non-U.S. deferred tax assets.

During 2010, our valuation allowance decreased by $22.1 million. Our domestic valuation allowance reflects a reduction in deferred tax assets of $22.3 million as a result of current year activity and the use of net operating loss and credit carryforwards. The valuation allowance against our foreign deferred tax assets increased by $0.2 million as the result of an increase in foreign net operating losses and the reduction in projected future profits in certain foreign subsidiaries.

Summary of Carryforwards

We had the following tax net operating loss (tax effected) and credit carryforwards as of December 31, 2010:

		Years of Expiration	
In millions	12/31/10	Beginning	Ending
U.S. net operating loss and credit carryforwards	$ 71.4	2016	2030
U.S. capital loss carryforwards	7.0	2012	2013
State net operating loss and credit carryforwards	18.0	2011	2029
State credit carryforwards	11.5	no expiration	
Foreign net operating loss and credit carryforwards	15.6	2012	2030
Foreign net operating loss carryforwards	4.7	no expiration	
Total	$128.2		

Accounting for Uncertainty in Income Taxes

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In millions	12/31/10	1/1/10
Balance – beginning of year	$26.4	$28.6
Additions based on tax positions related to the current year	2.4	2.7
(Reductions)/additions for tax positions of prior years	(0.4)	0.6
Reductions for tax positions of prior years as a result of a lapse in the statute of limitations	(10.9)	(4.3)
Reductions for tax positions of prior years relating to settlements with taxing authorities	(0.3)	(1.2)
Balance – end of year	$17.2	$26.4

The ending balance at December 31, 2010, includes an accrual of $13.5 million of unrecognized tax benefits that, if recognized, would affect the effective tax rate. We continue to recognize interest and penalties related to income tax matters as part of income tax expense. Our tax provision included $0.6 million of interest and penalties for 2010, and $1.8 million for 2009. The balance of interest and penalties accrued was $3.0 million as of December 31, 2010, and $8.4 million as of January 1, 2010. At December 31, 2010, the noncurrent accrual for taxes and interest was $20.2 million.

It is reasonably possible that unrecognized benefits related to domestic income taxes will decrease by approximately $4 million to $5 million as a result of the settlement of audits or the expiration of the statute of limitations within the next 12 months.

It is reasonably possible that unrecognized benefits related to foreign income taxes will decrease by approximately $1 million to $2 million as a result of the settlement of audits or the expiration of the statute of limitations within the next 12 months.

Investment in Foreign Operations
We do not provide deferred U.S. income taxes and foreign withholding taxes on the undistributed cumulative earnings of foreign subsidiaries because we consider such earnings to be permanently reinvested in those operations. The undistributed cumulative earnings of foreign subsidiaries that are considered permanently reinvested outside the United States were $601.7 million at December 31, 2010. Upon repatriation of these earnings, we would be subject to U.S. income tax, net of available foreign tax credits. At December 31, 2010, the estimated amount of this unrecognized deferred tax liability on permanently reinvested foreign earnings, based on current exchange rates and assuming we are able to use foreign tax credits, was $89.7 million.

Audits
We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. We are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities in our major jurisdictions for years before 2003. Our major jurisdictions currently include the United States, California, Illinois, Finland, Denmark and Mexico. Of our major jurisdictions, we are currently under audit by the Internal Revenue Service for the 2007 and 2008 tax periods, by the State of Illinois for the 2007 and 2008 tax periods, and by the Republic of Finland for the 2006 through 2010 tax periods. Although we have recorded tax reserves for potential adjustments to tax liabilities for prior years, we cannot provide assurance that a material adjustment to our financial statements, either positive or negative, will not result when the audits are concluded.

13. Accumulated Other Comprehensive Income

Accumulated other comprehensive income has no impact on our net earnings (loss) but is reflected in our consolidated balance sheet through adjustments to stockholders' equity. Accumulated other comprehensive income derives from unrealized gains (losses) and related adjustments on available-for-sale securities, unrealized gains (losses) on cash flow and net investment hedges, foreign currency translation adjustments, unrecognized prior service costs and unrecognized net gains (losses) on our retiree medical plan.

Accumulated other comprehensive income (net of tax) for 2010, 2009 and 2008 consists of the following:

In millions	Unrealized Net Gain (Loss) on Available-for-Sale Securities	Unrealized Net Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Unrecognized Prior Service Cost	Unrecognized Net Gain on Retiree Medical Plan	Accumulated Other Comprehensive Income
Balance at December 28, 2007	$ 2.4	$(0.4)	$129.2	$(0.7)	$ 1.8	$132.3
Reclassification adjustment for (gain) loss included in net loss	(2.6)	0.4	—	—	—	(2.2)
Unrealized net gain on available-for-sale securities	2.9	—	—	—	—	2.9
Net gain on cash flow hedges	—	2.9	—	—	—	2.9
Net gain on net investment hedges	—	—	10.3	—	—	10.3
Net translation loss	—	—	(23.0)	—	—	(23.0)
Unrecognized prior service cost	—	—	—	0.2	—	0.2
Unrecognized net gain on retiree medical plan	—	—	—	—	1.4	1.4
Balance at January 2, 2009	$ 2.7	$ 2.9	$116.5	$(0.5)	$ 3.2	$124.8
Reclassification adjustment for gain included in net earnings	(2.2)	(1.4)	(0.2)	—	—	(3.8)
Unrealized net gain on available-for-sale securities	4.2	—	—	—	—	4.2
Net loss on cash flow hedges	—	(2.9)	—	—	—	(2.9)
Net gain on net investment hedges	—	—	2.9	—	—	2.9
Net translation gain	—	—	14.5	—	—	14.5
Unrecognized prior service cost	—	—	—	0.1	—	0.1
Balance at January 1, 2010	$ 4.7	$(1.4)	$133.7	$(0.4)	$ 3.2	$139.8
Reclassification adjustment for (gain) loss included in net earnings	(3.8)	1.4	—	—	—	(2.4)
Unrealized net gain on available-for-sale securities	(0.4)	—	—	—	—	(0.4)
Net gain on net investment hedges	—	—	6.4	—	—	6.4
Net translation loss	—	—	(35.4)	—	—	(35.4)
Unrecognized prior service cost	—	—	—	0.1	—	0.1
Unrecognized net gain on retiree medical plan	—	—	—	—	0.5	0.5
Balance at December 31, 2010	$ 0.5	$ —	$104.7	$(0.3)	$ 3.7	$108.6

14. Segment Information

We report operating results for three segments: Broadband, Transport and Services.

The Broadband segment includes data, access and managed access product portfolios that facilitate the delivery of next-generation wireline and wireless services and delivery of bundled voice, video and high-speed Internet/data services over copper-based and/or fiber-based networks. Data products include the Tellabs® 7300 Metro Ethernet Switching Series, the Tellabs® 8600 Managed Edge System, the Tellabs® 8800 Multiservice Router Series and the Tellabs® SmartCore® 9100 Platform. Access offerings include the Tellabs® 1000 Multiservice Access Series, the Tellabs® 1100 Multiservice Access Series and the Tellabs® 1600 Optical Network Terminal (ONT) Series. Managed access products include the Tellabs® 6300 Managed Transport System and the Tellabs® 8100 Managed Access System.

The Transport segment includes solutions that enable service providers to transport service and manage optical bandwidth by adding capacity when and where it's needed. Wireline and wireless carriers use these products within the metropolitan portion of their transport networks to support wireless services, business services for enterprise customers, and triple-play voice, video and data services for residential customers. Product offerings include the Tellabs® 3000 Series of voice-enhancement products, the Tellabs® 5000 Series of digital cross-connect systems, and the Tellabs® 7100 Optical Transport System (OTS).

The Services segment includes deployment, support, training and professional services. These services support all phases of the network: planning, building and operating.

We define segment profit as gross profit less research and development expenses. Segment profit excludes sales and marketing expenses, general and administrative expenses, the amortization of intangibles, restructuring and other charges, the impact of equity-based compensation and the goodwill impairment charge.

Consolidated revenue by segment follows:

In millions	2010	2009	2008
Broadband	$ 846.0	$ 785.8	$ 919.9
Transport	554.0	509.6	580.1
Services	242.3	230.3	229.0
Total	$1,642.3	$1,525.7	$1,729.0

Segment profit and reconciliation to operating earnings (loss) by segment follows:

In millions	2010	2009	2008
Broadband	$229.4	$ 185.7	$ 115.7
Transport	191.8	139.4	178.0
Services	81.2	81.8	75.5
Total segment profit	$502.4	$ 406.9	$ 369.2
Sales and marketing expenses	(179.3)	(165.9)	(170.0)
General and administrative expenses	(100.4)	(101.4)	(101.8)
Equity-based compensation	(12.5)	(9.8)	(14.3)
Intangible asset amortization	(27.0)	(24.6)	(23.9)
Restructuring and other charges	(9.5)	(11.7)	(40.9)
Goodwill impairment	—	—	(988.3)
Operating earnings (loss)	$173.7	$ 93.5	$(970.0)

The segments use many of the same assets. For internal reporting purposes, we do not allocate assets by segment and therefore no asset, depreciation and amortization, or capital expenditure by segment information is provided to our chief operating decision maker.

During 2010, revenue from two customers accounted for 35% and 20% of consolidated revenue. In 2009, revenue from two customers accounted for 30% and 21% of consolidated revenue. In 2008, revenue from two customers accounted for 33% and 16% of consolidated revenue. We attribute revenue to customers based on the effective date of any relevant merger. Revenue from these major customers is earned in each of the three operating segments.

Consolidated revenue by country based on customer location follows:

In millions	2010	2009	2008
United States	$1,138.2	$ 993.3	$1,174.0
All other countries	504.1	532.4	555.0
Total	$1,642.3	$1,525.7	$1,729.0

Long-lived assets by country follow:

In millions	12/31/10	1/1/10
United States	$515.9	$544.0
Finland	58.8	62.0
All other countries	23.3	20.8
Total	$598.0	$626.8

15. Operating Lease Commitments

We have a number of operating lease agreements primarily involving office space, buildings and office equipment. These leases are non-cancelable and expire on various dates through 2028. As of December 31, 2010, future minimum lease commitments under non-cancelable leases are as follows:

In millions	
2011	$12.7
2012	10.4
2013	7.6
2014	5.8
2015	4.2
2016 and thereafter	6.2
Total minimum lease payments	$46.9

Total future minimum lease payments have not been reduced by $0.3 million of future sublease payments to be received under non-cancelable subleases. Total rental expense was $12.7 million for 2010, $11.1 million for 2009 and $11.0 million for 2008.

16. Loss Contingencies

Legal Proceedings

We are subject to legal claims and litigation arising in the ordinary course of business, such as employment or intellectual property claims, including the matters described below. The outcome of any such matters is currently not determinable.

Makor Issues & Rights, Ltd. v. Tellabs, Inc. On June 18, 2002, a class action complaint was filed in the United States District Court of the Northern District of Illinois against Tellabs, Michael Birck (Chairman of the Board of Tellabs) and Richard Notebaert (former CEO, President and Director of Tellabs). Thereafter, eight similar complaints were also filed in the United States District Court of the Northern District of Illinois. All nine of these actions were subsequently consolidated, and on December 3, 2002, a consolidated amended class action complaint was filed against Tellabs, Mr. Birck, Mr. Notebaert, and certain other of our current or former officers and/or directors. The consolidated amended complaint alleged that during the class period (December 11, 2000-June 19, 2001) the defendants violated the federal securities laws by making materially false and misleading statements, including, among other things, allegedly providing revenue forecasts that were false and misleading, misrepresenting demand for our products, and reporting overstated revenue for the fourth quarter 2000 in our financial statements. Further, certain of the individual defendants were alleged to have violated the federal securities laws by trading our securities while allegedly in possession of material, non-public information about us pertaining to these matters. The consolidated amended complaint seeks unspecified restitution, damages and other relief.

On January 17, 2003, Tellabs and the other named defendants filed a motion to dismiss the consolidated amended class action complaint in its entirety. On May 19, 2003, the Court granted our motion and dismissed all counts of the consolidated amended complaint, while affording plaintiffs an opportunity to replead. On July 11, 2003, plaintiffs filed a second consolidated amended class action complaint against Tellabs, Messrs. Birck and Notebaert, and many (although not all) of the other previously named individual defendants, realleging claims similar to those contained in the previously dismissed consolidated amended class action complaint. We filed a second motion to dismiss on August 22, 2003, seeking the dismissal with prejudice of all claims alleged in the second consolidated amended class action complaint. On February 19, 2004, the Court issued an order granting that motion and dismissed the action with prejudice. On March 18, 2004, the plaintiffs filed a Notice of Appeal to the United States Federal Court of Appeal for the Seventh Circuit, appealing the dismissal. The appeal was fully briefed and oral argument was heard on January 21, 2005. On January 25, 2006, the Seventh Circuit issued an opinion affirming in part and reversing in part the judgment of the district court, and remanding for further proceedings. On February 8, 2006, defendants filed with the Seventh Circuit a petition for rehearing with suggestion for rehearing en banc. On April 19, 2006, the Seventh Circuit ordered plaintiffs to file an answer to the petition for rehearing, which was filed by the plaintiffs on May 3, 2006. On July 10, 2006, the Seventh Circuit denied the petition for rehearing with a minor modification to its opinion, and remanded the case to the district court. On September 22, 2006, defendants filed a motion in the district court to dismiss some (but not all) of the remaining claims. On October 3, 2006, the defendants filed with the United States Supreme Court a petition for a writ of certiorari seeking to appeal the Seventh Circuit's decision. On January 5, 2007, the defendants' petition was granted. The United States Supreme Court heard oral arguments on March 28, 2007. On June 21, 2007, the United States Supreme Court vacated the Seventh Circuit's judgment and remanded the case for further proceedings. On November 1, 2007, the Seventh Circuit heard oral arguments for the remanded case. On January 17, 2008, the Seventh Circuit issued an opinion adhering to its earlier opinion reversing in part the judgment of the district court, and remanded the case to the district court for further proceedings. On February 24, 2009, the district court granted plaintiffs' motion for class certification. On August 13, 2010, the Court granted in large part Tellabs' motion for summary judgment. The parties have tentatively agreed to settle the lawsuit, which settlement is still subject to documentation and court approval. If approved, all settlement amounts will be paid by Tellabs' insurers.

Fujitsu Network Communications Inc. v. Tellabs, Inc. On January 28, 2008, Fujitsu Network Communications, Inc. and Fujitsu Limited filed a complaint in the United States District Court for the Eastern District of Texas against Tellabs in a case captioned Fujitsu Network Communications, Inc. and Fujitsu Limited v. Tellabs, Inc. and Tellabs Operations, Inc., Civil Action No. 6:08-cv-00022-LED. The complaint alleges infringement of U.S. Patent Nos. 5,526,163, 5,521,737, 5,386,418 and 6,487,686, and seeks unspecified damages including enhanced damages, as well as attorney fees and other remedies including injunctive relief. On March 21, 2008, Tellabs filed its answer, defenses and counterclaims in response to the complaint. A trial date had been set for May 10, 2010, in the Eastern District of Texas, however on July 7, 2009, the court granted Tellabs' motion to transfer and issued an order transferring the action to the United States District Court for the Northern District of Illinois. On September 15, 2009, the Court in the Northern District of Illinois consolidated this action, for discovery purposes only, with the action instituted by Tellabs against Fujitsu in the Northern District of Illinois. The parties currently remain in the discovery phase, and a trial date has been set for January 17, 2012. The parties also await the Court's issuance of a Markman ruling.

Tellabs Operations, Inc. v. Fujitsu Limited and Fujitsu Network Communications Inc. On June 11, 2008, Tellabs Operations, Inc. filed a complaint in the United States District Court for the Northern District of Illinois against Fujitsu Limited and Fujitsu Network Communications, Inc. in a case captioned Tellabs Operations, Inc. v. Fujitsu Limited and Fujitsu Network Communications, Inc. Civil Action No. 1:08-cv-3379. The complaint alleges infringement of Tellabs Operations, Inc.'s U.S. Patent No. 7,369,772, and seeks unspecified damages including enhanced damages, as well as attorney fees and other remedies including injunctive relief. On September 5, 2008, each of Fujitsu Limited and Fujitsu Network Communications, Inc. served its answer, defenses and counterclaims in response to the complaint. Fujitsu Limited also brought counterclaims against Tellabs, Inc. and Tellabs Operations, Inc. alleging infringement of two U.S. patents, seeking unspecified damages including enhanced damages, as well as attorney fees and other remedies including injunctive relief. On September 22, 2008, Tellabs Operations, Inc. filed its answer to the counterclaims of Fujitsu Network

Communications, Inc., and also filed its counterclaims and reply to counterclaims of Fujitsu Limited. On that same date, Tellabs, Inc. filed its answer and counterclaims against Fujitsu Limited. On September 15, 2009, the Court in the Northern District of Illinois consolidated this action, for discovery purposes only, with the action filed by Fujitsu transferred to the Northern District of Illinois by the Eastern District of Texas. The parties currently remain in the discovery phase, and a trial date has been set for January 17, 2012. The parties also await the Court's issuance of a Markman ruling.

Telcordia Technologies Inc. v. Tellabs, Inc. On May 4, 2009, Telcordia Technologies, Inc. filed a complaint against Tellabs in the United States District Court for the District of New Jersey in a case captioned Telcordia Technologies Inc. v. Tellabs, Inc., Civil Action No. 2:09-cv-02089. The complaint alleges infringement of U.S. Patent Nos. 4,893,306, 4,835,763 and Re. 36,633, and seeks unspecified damages including enhanced damages, as well as attorney fees and other remedies including injunctive relief. On July 27, 2009, Telcordia filed a first amended complaint adding Tellabs Operations, Inc. and Tellabs North America, Inc. as additional defendants. On September 1, 2009, Tellabs filed answers, defenses and counterclaims in response to the first amended complaint. On December 15, 2009, the Court granted Tellabs' motion to transfer, which resulted in a transfer of the action to the United States District Court for the District of Delaware. The parties are in the early phases of discovery. A trial date has not yet been set. We believe that we have valid defenses to the lawsuit.

Atwater Partners of Texas LLC v. AT&T, Inc. et al. On May 27, 2010, a complaint was filed in the United States District Court for the Eastern District of Texas against Tellabs and several other companies in a case captioned *Atwater Partners of Texas LLC v. AT&T, Inc. et al.*, Civil Action No. 2:10-cv-00175. The complaint alleges infringement of U.S. Patent Nos. 6,490,296, 7,158,523, 7,161,953, 7,310,310, and 7,349,401, and seeks unspecified damages as well as interest, costs, expenses, attorney fees and other remedies including injunctive relief. Tellabs responded to the Complaint on August 6, 2010, denying Atwater's allegations. The parties are in the earliest phases of the litigation. No trial date has been set.

Lambda Optical Solutions, LLC v. Alcatel-Lucent SA, et al. On June 4, 2010, a complaint was filed in the United States District Court for the District of Delaware against Tellabs and several other companies in a case captioned *Lambda Optical Solutions, LLC v. Alcatel-Lucent SA, et al.*, Civil Action No. 1:10-cv-00487-UNA. The complaint alleges infringement of U.S. Patent Nos. 6,973,229, and seeks unspecified damages including enhanced damages, as well as interest, costs, expenses, attorney fees and other remedies including injunctive relief. Tellabs was served with the Complaint on September 13, 2010. Tellabs responded to the Complaint on November 2, 2010, denying Lambda's allegations. The parties are in the earliest phases of the litigation. No trial date has been set.

Apart from the matters described above, we are and in the future may be subject to various legal proceedings, claims and litigation arising in the ordinary course of business. Any legal proceedings, claims and litigation, whether current or future, and whether with or without merit, potentially can result in: costly litigation; diverting management's time, attention and resources; delaying or halting product shipments or services delivery; requiring us to pay damages; requiring us to enter into royalty-bearing licensing arrangements or to obtain substitute technology of lower quality or higher costs; or otherwise imposing obligations or restrictions that could adversely affect our business, financial condition and operating results.

17. Stock Repurchase Programs

We repurchase outstanding common stock under two programs authorized by our Board of Directors, the Rule 10b5-1 program and a repurchase program of up to $600 million of outstanding common stock. In addition, we purchase shares to cover withholding taxes on shares issued under employee stock plans.

Under the 10b5-1 program, we intend to continue to use cash generated by employee stock option exercises (other than those of Company officers and board members) to repurchase stock. As of December 31, 2010, we have purchased 8.4 million shares of our common stock under this program since February 2006, at a total cost of $100.8 million, including $7.4 million (0.9 million shares) in 2010 and $1.8 million (0.2 million shares) in 2009. On January 27, 2011, our Board of Directors authorized a one-year extension of this program.

As of December 31, 2010, we purchased 56.6 million shares of our common stock under the $600 million repurchase program at a total cost of $375.4 million, leaving $224.6 million available to be purchased under this program. This total includes purchases of $171.4 million (24.2 million shares) in 2010, and $81.1 million (12.7 million shares) in 2009. We may change our repurchase activity and we provide no assurance that we will continue our repurchase activity in the future.

In addition, during 2010 we purchased 0.7 million shares for $5.4 million to cover withholding taxes on shares issued under employee stock plans. In 2009, we purchased 0.5 million shares for $2.6 million to cover withholding taxes on shares issued under employee stock plans.

We record repurchased shares as *Treasury stock*.

18. Net Earnings (Loss) Per Share

The following table sets forth the computation of net earnings (loss) per share:

In millions, except per-share data	2010	2009	2008
Numerator:			
Net earnings (loss)	$155.6	$113.6	$(930.1)
Denominator:			
Denominator for basic net earnings (loss) per share – weighted average shares outstanding	378.1	392.5	400.1
Effect of dilutive securities:			
Employee stock options and restricted and performance stock awards	4.6	1.7	—
Denominator for diluted net earnings (loss) per share – adjusted weighted average shares outstanding and assumed conversions	382.7	394.2	400.1
Net earnings (loss) per share, basic	$ 0.41	$ 0.29	$ (2.32)
Net earnings (loss) per share, diluted	$ 0.41	$ 0.29	$ (2.32)

The number of securities excluded from the weighted average shares outstanding computation was 18.5 million in 2010, 31.5 million in 2009 and 35.0 million in 2008 because the exercise price was greater than the average market price of the common shares; therefore, the effect would have been anti-dilutive. Dilutive securities are not included in the computation of diluted earnings per share when a company is in a loss position. As such, the numerator and the denominator used in computing both basic and diluted net loss per share for 2008 are the same. Diluted weighted average shares outstanding were 400.9 million in 2008.

19. Quarterly Financial Data (Unaudited)

Selected quarterly financial data for 2010 and 2009 follows:

In millions, except per-share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter[3]
	Revised[2]	Revised[2]	Revised[2]	
2010				
Revenue	$ 379.2	$ 422.8	$ 429.8	$ 410.5
Gross profit	$ 191.9	$ 226.2	$ 215.7	$ 155.8
Net earnings (loss)	$ 45.6	$ 64.1	$ 56.8	$ (10.9)
Net earnings (loss) per share[1] –				
Basic	$ 0.12	$ 0.17	$ 0.15	$ (0.03)
Diluted	$ 0.12	$ 0.16	$ 0.15	$ (0.03)
Cash dividends per share	$ 0.02	$ 0.02	$ 0.02	$ 0.02
2009				
Revenue	$ 361.7	$ 385.4	$ 389.3	$ 389.3
Gross profit	$ 159.8	$ 167.5	$ 162.3	$ 176.2
Net earnings	$ 6.5	$ 15.7	$ 29.3	$ 62.1
Net earnings per share[1] –				
Basic	$ 0.02	$ 0.04	$ 0.07	$ 0.16
Diluted	$ 0.02	$ 0.04	$ 0.07	$ 0.16
Cash dividends per share	$ —	$ —	$ —	$ —

1 The per-share computation for the year is a separate, annual calculation. Accordingly, the sum of the quarterly per-share amounts does not necessarily equal the annual per-share amount.

2 The amounts previously reported in our Quarterly Reports on Form 10-Q for 2010 have been revised for the adoption of ASU 2009-13 and ASU 2009-14, which are discussed more fully in Note 1, *Summary of Significant Accounting Policies, Revenue Recognition*. The adoption increased our previously reported revenue by $0.3 million.

3 As a result of the adoption of ASU 2009-13 and ASU 2009-14, fourth quarter 2010 revenue and net earnings increased by $8.8 million and $0.5 million, respectively.

5-Year Summary of Selected Financial Data (Unaudited)

In millions, except per-share, employee and stockholder data	2010[2]	2009	2008[3]	2007	2006
Statement of Operations Data					
Revenue	$ 1,642.3	$ 1,525.7	$ 1,729.0	$ 1,913.4	$2,041.2
Gross profit	$ 789.6	$ 665.8	$ 660.1	$ 674.3	$ 933.6
Operating earnings (loss)	$ 173.7	$ 93.5	$ (970.0)	$ 27.2	$ 246.8
Earnings (loss) before income tax	$ 191.5	$ 113.2	$ (952.5)	$ 70.2	$ 284.7
Net earnings (loss)	$ 155.6	$ 113.6	$ (930.1)	$ 65.0	$ 194.1
Net earnings (loss) per share	$ 0.41	$ 0.29	$ (2.32)	$ 0.15	$ 0.43
Net earnings (loss) per share – diluted	$ 0.41	$ 0.29	$ (2.32)	$ 0.15	$ 0.43
Cash dividends per share	$ 0.08	$ —	$ —	$ —	$ —
Weighted average shares outstanding – diluted	382.7	394.2	400.1	441.1	454.1
Balance Sheet Data					
Total assets	$ 2,602.9	$ 2,622.8	$ 2,511.2	$ 3,746.6	$3,922.4
Total liabilities	$ 741.4	$ 707.9	$ 664.7	$ 833.3	$ 984.1
Stockholders' equity	$ 1,861.5	$ 1,914.9	$ 1,846.5	$ 2,913.3	$2,938.3
Other Information					
Net cash provided by operating activities	$ 288.8	$ 229.7	$ 133.6	$ 133.4	$ 320.1
Working capital	$ 1,249.7	$ 1,288.7	$ 1,376.2	$ 1,438.7	$1,470.4
Research and development expense	$ 299.7	$ 268.7	$ 305.2	$ 343.1	$ 356.9
Return on average stockholders' equity	8.2%	6.0%	(39.1)%	2.2%	6.7%
Stock price at year-end	$ 6.78	$ 5.68	$ 4.20	$ 6.70	$ 10.26
Number of employees	3,413	3,295	3,228	3,716	3,713
Number of stockholders[1]	5,818	6,961	7,088	7,356	7,678

1 For 2010 represents the number of stockholders at February 18, 2011. For 2009 represents the number of stockholders at February 12, 2010. For 2008 represents the number of stockholders at February 20, 2009. For 2007 represents the number of stockholders at February 15, 2008. For 2006 represents the number of stockholders at February 16, 2007.

2 In the fourth quarter of 2010, we early adopted two new required accounting standards related to revenue recognition: Accounting Standards Update ASU 2009-13, *Multiple-Deliverable Revenue Arrangements*, and ASU 2009-14, *Certain Revenue Arrangements That Include Software Elements*. We adopted these standards effective as of the beginning of 2010. As a result, 2010 revenue and net earnings increased by $9.1 million and $0.5 million, respectively.

3 Includes a non-cash goodwill impairment charge of $988.3 million.

5-Year Cumulative Total Return Comparison


$200
$100
$0
2005
2006
2007
2008
2009
2010
Tellabs, Inc.
DJ Telecommunications Equipment Index
NASDAQ Market Index
S&P 500 Index

Tellabs stock performance over 5 years through Dec. 31, 2010, is compared with a peer group (the Dow Jones Telecommunications Equipment Index), the NASDAQ Market Index and the S&P 500 Index, assuming that $100 was invested in each on Jan. 2, 2006.

Tellabs Common Stock Market Data and Cash Dividends Per Share

2010

	High	Low	Cash Dividends Per Share
First Quarter	**$7.78**	**$5.68**	**$0.02**
Second Quarter	**$9.45**	**$6.10**	**$0.02**
Third Quarter	**$8.19**	**$6.43**	**$0.02**
Fourth Quarter	**$8.08**	**$6.28**	**$0.02**

2009

	High	Low	Cash Dividends Per Share
First Quarter	$4.78	$3.52	$—
Second Quarter	$6.02	$4.45	$—
Third Quarter	$7.70	$4.96	$—
Fourth Quarter	$7.36	$5.36	$—



Michael J. Birck, 73, chairman and co-founder of Tellabs. Chairman since 2000; chief executive officer 2002-2004; chief executive officer and president 1975-2000. Director, Molex Incorporated. M.S.E.E., New York University; B.S.E.E., Purdue University. Tellabs director since 1975.



Bo Hedfors, 67, retired. President of Hedfone Consulting, Inc. (telecom and Internet consulting) 2002-2009. President, Motorola Networks 1998-2002; president and chief executive officer of Ericsson, Inc. 1994-1998; chief technology officer of LM Ericsson 1990-1993. M.S.E.E., Chalmers University of Technology. Tellabs director since 2003.



Frank Ianna, 61, chief executive officer of Attila Technologies LLC since 2007. President of AT&T Network Services 1998-2003; various executive and senior management positions at AT&T 1990-1998; various management and staff positions at AT&T 1972-1998. Director, Clearwire Corporation and Sprint Nextel. M.S.E.E., Massachusetts Institute of Technology; B.E.E.E., Stevens Institute of Technology. Tellabs director since 2004.



Linda Wells Kahangi, 47, executive director of Alpha Phi International Fraternity since 2009. President of New Edge Networks, an EarthLink subsidiary, 2007-2008; executive vice president of small-to-medium business at EarthLink 2005-2007; executive vice president of operations at EarthLink 2000-2005; vice president of engineering at MindSpring 1999-2000; various management positions at Netcom 1996-1999; Sybase 1994-1996; Amdahl 1992-1994; GTE 1987-1992. M.B.A., St. Mary's College; B.S., Iowa State University. Tellabs director since 2006.



Michael E. Lavin, 65, retired. Midwest area managing partner KPMG LLP 1993-2002. Partner 1977-2002. Director, Integrys Energy Group, Inc. B.B.A., University of Wisconsin. Tellabs director since 2003.



Stephanie Pace Marshall, Ph.D., 65, retired. Founding president and president emerita of Illinois Mathematics and Science Academy 1986. Ph.D., Loyola University; M.A., University of Chicago; B.A., Queens College. Tellabs director since 1996.



Robert W. Pullen, 48, Tellabs president and chief executive officer since 2008. Vice president and general manager of global services 2005-2008; senior vice president of North American sales 2002-2005; various management, engineering and sales positions 1985-2002. Chairman emeritus, executive board of Telecommunications Industry Association. M.B.A., Northwestern University; B.S.E.E., University of Illinois. Tellabs director since 2008.



William F. Souders, 82, retired. Chairman and chief executive officer of Emery Air Freight Corporation 1988-1989. Executive vice president and director at Xerox Corporation 1974-1986. B.A., Lake Forest College. Tellabs director since 1990.



Jan H. Suwinski, 69, professor of Business and Operations, Cornell University, Johnson Graduate School of Management since 1996. Chairman, Siecor Corporation, 1992-1996. Executive vice president of OptoElectronics Group, Corning Incorporated 1990-1996. Director, Thor Industries, Inc. and ACI Worldwide, Inc. M.B.A. and B.M.E., Cornell University. Tellabs director since 1997.



Vincent H. Tobkin, 59, senior advisor, retired director and global telecom/technology practice leader of Bain & Company 1992-2009; general partner and founder of Sierra Ventures 1984-1992; partner and consultant with McKinsey and Company 1976-1984. M.B.A. and J.D. Harvard University, S.B. and S.M. Massachusetts Institute of Technology. Tellabs director since 2010.

Board of Directors Structure and Process

Tellabs operates under the direction of its Board of Directors.

Each director who is not an officer of the Company receives an annual retainer for board service and for committee service. In addition, each committee chair receives an annual retainer. Each director receives equity compensation. (Details can be found in the Tellabs 2011 proxy statement.)

The board has an audit and ethics committee, a nominating and governance committee and a compensation committee.

Members of the audit and ethics committee are Michael Lavin — Chair, Frank Ianna, Linda Wells Kahangi, William Souders and Jan Suwinski.

Members of the nominating and governance committee are Stephanie Pace Marshall — Chair, Bo Hedfors, Frank Ianna, Linda Wells Kahangi and Vincent Tobkin.

Members of the compensation committee are William Souders — Chair, Bo Hedfors, Michael Lavin, Stephanie Pace Marshall and Jan Suwinski.

Corporate Governance and Bylaws

Tellabs is committed to remaining responsive to stockholders, strengthening our corporate governance and adopting the best practices of major public companies. The nominating and governance committee is responsible for reviewing and recommending Tellabs governance practices to the Board. The nominating and governance committee discusses Tellabs corporate governance at each committee meeting.



Michael J. Birck, 73, chairman and co-founder of Tellabs. Chairman since 2000; chief executive officer 2002-2004; chief executive officer and president 1975-2000. Director, Molex Incorporated. M.S.E.E., New York University; B.S.E.E., Purdue University. Tellabs director since 1975.



Robert W. Pullen, 48, president and chief executive officer since 2008. Vice president and general manager of global services 2005-2008; senior vice president of North American sales 2002-2005; various management, engineering and sales positions 1985-2002. Chairman emeritus, executive board of Telecommunications Industry Association. M.B.A., Northwestern University; B.S.E.E., University of Illinois. Tellabs director since 2008.



John M. Brots, 50, executive vice president, global operations since 2005. Vice president of supply chain management 2004; vice president of North American operations 2000-2003; various operations and management positions 1988-2003. M.B.A., St. Edwards University; B.S., Cameron University.



Roger J. Heinz, 48, executive vice president, global sales and services since 2008. President, IP-NGN core business unit at Alcatel-Lucent 2006-2008; vice president, converged IP core solutions; vice president, Sprint sales and various management positions at Lucent Technologies 1999-2006; senior positions at Astral Point Communications, Lucent Technology and AT&T Bell Laboratories 1986-1999. M.S.E.E., Cornell University; B.S.E.E., University of Illinois.



Jean K. Holley, 51, executive vice president and chief information officer since 2005. Senior vice president and chief information officer 2004; chief information officer at USG Corp. 1998-2003; various positions at Waste Management 1989-1998. Director, VASCO Data Security International, Inc. M.S., Illinois Institute of Technology; B.S., Missouri University of Science and Technology.



Rehan Jalil, 40, senior vice president, mobile IP and Internet since 2009. Founder and chief executive officer of WiChorus 2005-2009; chief architect at Aperto Networks 2000-2005; staff engineer at Sun Microsystems 1998-2000; executive engineer at Siemens 1993-1996. M.S.E.E., Purdue University; B.S.E.E., NED University.



Daniel P. Kelly, 49, executive vice president, global products since 2007. Executive vice president, transport products 2004-2007; various engineering and management positions 1985-2004. M.B.A., University of Chicago; M.S.E.E. and B.S.E.E., University of Notre Dame.



Rizwan Khan, 44, executive vice president, global marketing since 2008. Senior vice president of global marketing 2005-2008; various director roles including Tellabs' APAC region 2001-2005; engineering and management positions at Motorola, Newbridge and Siemens 1988-2001. B.S.E.E., University of Engineering and Technology Lahore, Pakistan.



Dr. Vikram Saksena, 54, executive vice president and chief technology officer since 2008. CTO at Sonus Networks 2003-2008; various positions as CTO and chief architect at start-ups MaxComm Technologies, Narad Networks and Cisco 1998-2003; responsible for data network infrastructure at AT&T 1982-1998. Senior member of the IEEE. Ph.D. and M.S. in E.E., University of Illinois; B.S.E.E., Indian Institute of Technology.



James M. Sheehan, 48, executive vice president, chief administrative officer since 2005 and general counsel and secretary since 2002. Vice president and deputy general counsel 2000-2002; director and assistant general counsel 1995-2000. J.D., University of Illinois College of Law; B.S., University of Illinois.



Timothy J. Wiggins, 54, executive vice president and chief financial officer since 2003. Executive vice president and chief financial officer at Chicago Bridge & Iron Company, N.V. 1996-2001; various senior financial and operating management positions at Fruehauf Trailer Corporation and Autodie Corporation 1988-1996. Certified Public Accountant; B.S., Michigan State University.

3G Mobile — Wireless networks built for digital voice and high-speed data, including video.

4G Mobile — The next generation of wireless networks, designed to offer broadband speeds and integrate different types of mobile technology.

10 Gbps and 100 Gbps Interfaces — The connection speeds of physical facilities in the network, i.e., 10 gigabits per second and 100 gigabits per second.

ANSI (American National Standards Institute) — An organization that oversees the development of standards for products and services in the United States and a source for international standards.

Bandwidth — The carrying capacity of a communications channel.

Broadband — A high-bandwidth fiber optic, coaxial or hybrid line with the capacity to carry numerous voice, data and video channels at once.

Carrier Ethernet — A scalable, manageable carrier-class network that delivers standardized Ethernet services with Quality of Service (QoS) and high levels of reliability.

Cloud Computing — A process to deliver hosted or virtualized services over the Internet.

Conflict Minerals — Minerals such as gold, tin, tungsten and tantalum, which come from mines in or near regions of armed conflicts.

Converged Network — A network architecture that combines separate networks into a single network.

Data — Any network traffic other than voice phone calls. Increasingly, phone calls and video are encoded and transported as data.

Dongle — Hardware that attaches to a computer in order to connect to the Internet through mobile networks.

Ethernet — A data network standard to connect computers, printers, workstations, terminals and servers.

Fiber Access — Fiber-optic systems that deliver broadband services to businesses, homes and government facilities.

Gateway — A network device that acts as an entrance to another network and performs functions including signaling control, QoS and security.

IP (Internet Protocol) — Rules that enable cooperating computers to share information across a network.

Layers — A protocol model that defines the requirements for communication and interaction in the network.

Layer 1	Physical	Includes the physical parts of the network.
Layer 2	Data	Links data traffic between parts of the network.
Layer 3	Network	Determines the data path through the network.
Layer 4	Transport	Controls transport of data between parts of the network.
Layer 5	Session	Establishes and manages communication sessions.
Layer 6	Presentation	Converts application data into a format usable by other layers.
Layer 7	Application	Provides network services for user applications to work with.

LTE (Long-Term Evolution) — The next generation of mobile communications services with improved performance and faster speeds.

Machine-to-Machine Communications — Enables a wireless or wireline device to interact with another device, without direct human intervention.

Mobile Backhaul — A process of aggregating and transmitting mobile traffic from cell sites to a main transmission network.

Mobile Fronthaul — A process of aggregating and transmitting mobile traffic among cell sites, without going through a network hub.

Mobile Packet Core — The signaling and gateway core infrastructure in a mobile network for 3G and 4G networks.

ONT (Optical Network Terminal) — A device that connects a fiber-access network to a home, business or government facility to deliver voice, data and video services.

Optical Transport — A technology that transmits communications traffic in the form of laser light over fiber-optic cable.

OTN (Optical Transport Network) — A transport technology that combines multiple transport formats such as Ethernet, IP, SONET and SDH through its multiprotocol abilities.

Petabytes — A unit of information, a computer memory or data storage capacity equal to 1,125,899,906,842,624 bytes.

Professional Services — Services such as network architecture and design, network migration and optimization, and analytics.

QoS (Quality of Service) — A measurement of integrity of traffic moving over a network. QoS is especially important for real-time transmissions such as financial transactions and video.

ROADM (Reconfigurable Optical Add/Drop Multiplexer) — A system that enables the remote configuration of any wavelength on any network element, reducing the need to dispatch technicians.

Router — A device that sends Internet Protocol (IP) traffic, or packets, to specific destinations.

Smartphone — A mobile device that integrates the functionality of a mobile phone, personal digital assistant or other information appliance, often with personal computer functionality.

Tablet — A mobile electronic device that provides functionality similar to a personal computer, in a smaller form.

TEER (Telecommunications Energy Efficiency Ratio) — A standard method to measure network components' energy-efficiency, based on useful work divided by energy used.

Telematics — Mobile broadband technology integrated into vehicles to enable vehicle diagnostics, calling for roadside assistance, tracking of stolen vehicles and full Internet connectivity.

Transport — A process of moving voice, data or video across communications networks.

WiMax — A technology that provides wireless transmission of data for both point-to-point and mobile applications.

Wireline — Networks that use cables rather than radio frequency.

Stock Listing
NASDAQ: TLAB. Tellabs is a component of the NASDAQ Global Select Market, Ocean Tomo 300™ Patent Index, the Standard & Poor's 500 Index and several corporate responsibility indexes, including the Maplecroft Climate Innovation Index, FTSE4Good and 8 FTSE KLD indexes.

Voting Rights
All Tellabs stockholders are entitled to one vote for each share held. Only stockholders of record as of March 7, 2011, the record date for the annual meeting determined by the board of directors, are entitled to receive notice of, to attend and to vote at the annual meeting. For details, see Tellabs proxy statement.

Stockholders Owning More than 5% of the Company's Shares
As of December 31, 2010:
Michael J. Birck
BlackRock Inc.
Janus Capital Management LLC

Independent Auditors
Ernst & Young LLP
Chicago, IL U.S.A.

2011 Stockholder Calendar
(Dates subject to change)

First Quarter 2011
Earnings Call: April 26, 7:30 a.m. CT

Second Quarter 2011
Annual Meeting
May 4, 2011, 2 p.m. CT
Northern Illinois University
1120 East Diehl Road
Naperville, IL 60563 U.S.A.

Earnings Call: July 26, 7:30 a.m. CT

Third Quarter 2011
Earnings Call: Oct. 25, 7:30 a.m. CT

Corporate Secretary
To request information, communicate with the board of directors, make a stockholder proposal or nominate a director, contact:
James M. Sheehan
Corporate Secretary
Tellabs, Inc.
1415 West Diehl Road
Naperville, IL 60563 U.S.A.

Transfer Agent
To transfer stock, change ownership, report lost or stolen certificates or change your address, contact:
Computershare Investor Services
+1.312.360.5389

Investor Relations
Tom Scottino
Senior Manager, Investor Relations
+1.630.798.3602
tom.scottino@tellabs.com

Tellabs Foundation
For information on grants in education, health and environment, visit www.tellabs.com/about/foundation.shtml, or contact:
Meredith Hilt
Executive Director,
Tellabs Foundation
meredith.hilt@tellabs.com

Locations
See www.tellabs.com/locations for complete information.
Headquarters
1415 West Diehl Road
Naperville, IL 60563 U.S.A.
Phone: +1.630.798.8800
www.tellabs.com

Worldwide Sales and Service
Asia Pacific
Phone: +65.6215.6411
Europe, Middle East and Africa
Phone: +44.870.238.4700
Latin America and Caribbean
Phone: +55.11.3572.6200
North America
Phone: +1.630.798.8800

Trademarks
All trademarked or registered trademark product and service names used herein are the property of Tellabs or one of its affiliates in the United States and/or in other countries. All other product or company names used herein may be the property of their respective companies.

Certificate of Incorporation and Bylaws
Tellabs' current bylaws and certificate of incorporation are available online at www.tellabs.com/investors.




FSC
MIX
Paper from responsible sources
FSC® C101537

For the most current information about Tellabs, see the following resources:

Tellabs.com
To read Tellabs' news releases, our customer magazine *Insight* and recent articles mentioning Tellabs, visit www.tellabs.com.

Tellabs.com Investor Information
To see the electronic annual report, Tellabs SEC filings, our investor calendar and investor webcasts, visit www.tellabs.com/investors.

E-mail Alerts
To automatically receive Tellabs financial information by e-mail, you can sign up for alerts at www.tellabs.com/investors, or send an e-mail to Investor Relations at tom.scottino@tellabs.com.

Tellabs Blog
To hear what Tellabs experts say about the newest trends and innovations, sign up to automatically receive updates at www.tellabs.com/blog.

Tellabs Corporate Social Responsibility
To learn more about how Tellabs manages its business for positive economic, social and environmental outcomes, visit www.tellabs.com/about/corpresp.shtml.

Tellabs Facebook, Twitter and LinkedIn
To follow Tellabs' social media conversations, visit www.facebook.com/tellabs or www.twitter.com/tellabsinc. You can also search for our group on LinkedIn.

Tellabs iPad Application
To get the latest Tellabs updates on the go, download our free iPad app through the iTunes Store.

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